EXHIBIT 2

Sun Life Financial Inc.

Management’s Discussion and Analysis
For the Year Ended December 31, 2003

February 17, 2004

< Table of Contents >

FINANCIAL HIGHLIGHTS	1

ENTERPRISE MISSION, VISION, STRATEGIES AND IMPERATIVES	2

BUSINESS DEVELOPMENTS	4

OVERVIEW OF BUSINESS	6

FINANCIAL PERFORMANCE OVERVIEW	8

CONSOLIDATED RESULTS OF OPERATIONS	10

SUN LIFE FINANCIAL CANADA	14

SUN LIFE FINANCIAL UNITED STATES	21

MFS INVESTMENT MANAGEMENT	28

SUN LIFE FINANCIAL ASIA	31

SUN LIFE FINANCIAL UNITED KINGDOM	34

CORPORATE CAPITAL	35

RISK MANAGEMENT	36

CRITICAL ACCOUNTING ESTIMATES	40

ACCOUNTING POLICIES	43

INVESTMENTS	45

FINANCIAL POSITION AND LIQUIDITY	49

ADDITIONAL INFORMATION	54

Unless otherwise indicated, all information in this Management’s Discussion and Analysis (MD&A) is presented as at and for the year ended December 31, 2003 and amounts are expressed in Canadian dollars. Where information at and for the year ended December 31, 2003 is not available, information available for the latest period before December 31, 2003 is used. Competitive statistics included in this document do not include the impact of mergers and acquisitions closing after December 31, 2003. Financial information, except where otherwise noted, is presented in accordance with Canadian generally accepted accounting principles (GAAP), including the accounting requirements of the Office of the Superintendent of Financial Institutions. Further information is available from Sun Life Financial Inc.’s Annual Information Form (AIF) for the year ended December 31, 2003, which has been filed with applicable securities regulators in Canada and may be accessed at www.sedar.com and has also been filed with the Securities and Exchange Commission in the United States.

Forward-looking Statements

Some of the statements contained or incorporated by reference in this MD&A, including those relating to Sun Life Financial’s strategies and other statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates” or similar expressions, are forward-looking statements within the meaning of securities laws. Forward looking statements include, without limitation, the information concerning possible or assumed future results of operations of Sun Life Financial as set forth under “Enterprise, Mission, Vision, Strategies and Imperatives”, “Overview of Business”, “Financial Performance Overview”, “Sun Life Financial Canada”, “Sun Life Financial United States”, “MFS Investment Management”, “Sun Life Financial Asia”, “Sun Life Financial United Kingdom”, “Corporate Capital”, “Investments” and “Financial Position and Liquidity”. These statements are not historical facts but instead represent only Sun Life Financial’s expectations, estimates and projections regarding future events.

The forward-looking statements contained or incorporated by reference in this MD&A are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. The future results and stockholder value of Sun Life Financial may differ materially from those expressed in the forward looking statements contained or incorporated by reference in this MD&A due to, among other factors, the matters set forth under “Risk Factors” contained in Sun Life Financial’s AIF filed with Canadian and U.S. securities regulators and the factors detailed in Sun Life Financial’s other filings with Canadian and/or U.S. securities regulators, including the factors detailed in Sun Life Financial’s annual and interim financial statements and the notes thereto. Sun Life Financial does not undertake any obligation to update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this MD&A or to reflect the occurrence of unanticipated events, except as required by law.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Financial Highlights

(in millions of Canadian dollars, except earnings and dividends per share)	2003	2002(1)	2001

Shareholders’ Net Income
- Operating(2)	1,520	1,260	872
- Reported	1,309	998	882
Basic Earnings per Share (EPS)
- Operating(2)	2.50	2.32	2.06
- Reported	2.15	1.84	2.08
Return on Shareholders’ Equity (ROE)
- Operating(2)	10.6%	10.7%	12.7%
- Reported	9.2%	8.5%	12.8%
Dividends Per Common Share	0.68	0.56	0.48
Fee Income	2,810	3,095	3,216
Total Revenue	22,056	23,101	16,815
Premiums, Deposits and Fund Sales
Premium Revenue	13,543	14,875	9,437
Segregated Fund Deposits	5,968	6,642	5,851
Mutual Fund Sales	26,970	31,668	39,466
Managed Fund Sales	25,202	29,683	31,953

Total Premiums, Deposits and Fund Sales	71,683	82,868	86,707

Assets Under Management (at December 31)
General Fund Assets(3)	109,209	123,452	80,328
Segregated Fund Net Assets	54,086	52,755	48,544
Other Assets Under Management	195,729	184,407	222,875

Total Assets Under Management(3)	359,024	360,614	351,747

Capital (at December 31)
Subordinated Debt	2,504	2,922	1,730
Sun Life ExchangEable Capital Securities (SLEECS)	1,150	1,150	950
Preferred Shares	155	158	—
Total Equity	13,976	14,909	7,725

Total Capital	17,785	19,139	10,405

MCCSR Ratio(4) (at December 31)	238%	222%	184%

Quarterly Information

	2003(1)				2002(1)

	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Shareholders’ Net Income
- Operating(2)	417	394	366	343	361	350	293	256
- Reported	206	394	366	343	310	361	71	256
Basic earnings per Share
- Operating(2)	0.69	0.65	0.60	0.56	0.58	0.57	0.59	0.59
- Reported	0.34	0.65	0.60	0.56	0.50	0.58	0.14	0.59
Total Revenue	5,437	5,282	5,579	5,758	6,028	5,803	5,832	5,438
Total Assets Under Management(3)	359,024	348,481	342,176	336,803	360,614	347,002	368,664	356,896

(1)	Includes the results of Clarica Life Insurance Company (Clarica) from the date of acquisition May 29, 2002.

(2)	Excludes special items as described on page 13. Operating earnings, operating earnings per share and operating ROE are non-GAAP measures and have no standardized definition under GAAP. These measures are presented to facilitate comparison to prior year earnings and may not be comparable to similar measures presented by other issuers. Financial results not specifically referred to as “operating” have been determined in accordance with GAAP.

(3)	Amounts for 2002 and for the quarters Q2 2002, Q3 2002 and Q4 2002 have been restated.

(4)	Represents the MCCSR ratio of the Company’s principal operating subsidiary, Sun Life Assurance Company of Canada.

Ratings(5) (as at December 31, 2003)

A.M. Best	A++ (6)
Moody’s	Aa2
Standard & Poor’s	AA+(6)

(5)	Represents financial strength ratings for Sun Life Assurance Company of Canada.

(6)	With negative outlook.

Sun Life Financial Inc.	1

MANAGEMENT’S DISCUSSION AND ANALYSIS

Enterprise Mission, Vision, Strategies and Imperatives

Sun Life Financial Inc. (together with its consolidated subsidiaries, the “Company” or “Sun Life Financial”) is a leading international financial services organization providing a diverse range of wealth accumulation and protection products and services to individual and corporate customers.

The international financial services industry continues to undergo significant evolution driven by:

•	Ongoing industry consolidation and convergence
•	Changing consumer needs arising from shifting demographic characteristics
•	Maturing of certain markets
•	Political, economic and regulatory uncertainties
•	Advances in technology

Sun Life Financial has developed a clear vision and business strategies supported by an established international operating platform and strong financial capability, positioning it to be a strong competitor in this environment. The Company operates under a business model that strives to provide scale operations in diversified markets of strategic importance. It also balances the higher growth prospects of wealth management with the stability of protection earnings. Furthermore, the Company’s operations in wealth management and protection are complementary and form an integrated product platform to provide one-stop financial solutions for customers. A summary of the Company’s mission, vision, strategies, strategic imperatives, accomplishments and priorities is provided below.

MISSION
To provide lifetime financial security

VISION
To be an international leader in wealth management and protection

STRATEGY

The Company's strategy is derived from its belief that the creation of shareholder value in its business is fundamentally driven by scale, diversification and operational excellence.

- Focus on markets where effective scale and scope can be built and sustained
- Balance the stable performance of protection with the strong growth prospects of wealth management
- Maintain a highly efficient and cost-effective business platform characterized by operational excellence

STRATEGIC IMPERATIVES

Value Building Growth	Capital Management	Risk Management	People Management and Development	Operational Effectiveness
Growth in earnings, EPS and embedded value generated through both organic growth and selected acquisitions	Enhance capital efficiency and improve returns on capital employed	Optimize risk-adjusted returns through the application of leading edge risk management techniques	Leverage the highly skilled employee base through continuing skill development and enhancement and performance measurement	Continuous improvement of business operations through increasing quality, shorter cycle times and improved productivity

Sun Life Financial Inc.	2

MANAGEMENT’S DISCUSSION AND ANALYSIS

2003 ACCOMPLISHMENTS

•	Successful integration of Clarica generating value, building growth and enhancing operational effectiveness

•	Proactively managed capital through share repurchases, increased dividend payments, sale of U.K. group business and early redemption of subordinated debt

•	Addressed challenging interest rate conditions in the U.S. market by application of risk management techniques and through product repricing and restructuring

•	Obtained regulatory approval to begin preparation of life insurance operations in Beijing, China

•	The Company’s operations in Asia generated significant growth with earnings up 54 per cent and sales in India up 174 per cent

•	Named as one of the top 100 employers in Canada

•	Ranked 3rd in 2003 Globe and Mail Report on Business study of corporate governance practices

2004 PRIORITIES

•	Leverage strong Canadian market position by enhancing product offerings and capitalizing on the strength of the distribution channels

•	Strengthen U.S. position by focusing on operational efficiency and scale through improved distribution productivity, integrating support services across business units and potential strategic transactions

•	Address issues arising from U.S. regulatory investigations into the investment management industry

•	Continuously pursue operational excellence by improving support services and related infrastructure across all operations

•	Successfully launch life insurance operations in Beijing

•	Continue to effectively manage capital through a share repurchase program, dividend payment policy, product repricing and restructuring, and optimization of corporate structures

•	Continue to develop employee capabilities and apply appropriate performance measurement techniques

Sun Life Financial Inc.	3

MANAGEMENT’S DISCUSSION AND ANALYSIS

Business Developments

The following significant developments occurred in 2003.

CORPORATE DEVELOPMENT

Increase in Ownership Stake in CI Fund Management Inc.

In March 2003, the Company increased its economic interest in CI Fund Management Inc. (CI), a major Canadian mutual fund manager, from 31.7 per cent to 34 per cent by issuing two million of its common shares in exchange for approximately five million common shares of CI. This additional investment furthered the Company’s strategic objective of achieving leadership positions in key target markets in North America.

In the fourth quarter, CI acquired Synergy Asset Management Inc. which closed October 6, 2003, and the Canadian operations of Assante Corporation which closed November 14, 2003. CI acquired Synergy and Assante for a combination of cash and common shares of CI. Sun Life Financial supported these transactions and maintained its 34 per cent ownership interest in CI by acquiring an additional 21 million common shares of CI for $266 million in cash.

The growth in assets and distribution capability through these transactions will solidify CI’s position as a top tier Canadian fund company and allow it to take advantage of economies of scale to the benefit of CI shareholders.

Sale of Clarica’s U.S. Operations

Clarica U.S., Inc. (Clarica U.S.) was acquired as part of the Company’s acquisition of Clarica Life Insurance Company (Clarica) on May 29, 2002. After a review of Clarica U.S. operations, the Company concluded that it was not a strategic fit for the Company’s U.S. operations and sold Clarica U.S. to Midland National Life Insurance Company on January 7, 2003.

Sale of U.K. Group Business

The Company sold its U.K. group insurance business to Unum Limited, a U.K. subsidiary of UnumProvident Corporation on February 28, 2003 as part of its efforts to realize the underlying value of its U.K. operations. Under the sale agreements, Unum Limited acquired the renewal rights to the group life business. For the Company’s U.K. group income protection business, the business was fully reinsured with Unum Limited effective February 28, 2003 and formally transferred under a Court Scheme effective July 1, 2003. The sale of these operations was consistent with the Company’s focus on businesses that can maintain or achieve competitive scale or scope.

OTHER BUSINESS INITIATIVES

Clarica Integration

By the end of 2003, the Company substantially completed the integration of Clarica into its existing operations. The integration work was completed on target and represents the culmination of almost two years of focused effort and management resources. The Company’s Canadian operations are now positioned to continue realizing the benefits of synergy savings and operational efficiencies gained from common business platforms and integrated distribution networks as well as to compete effectively in a consolidating market place.

Beijing Expansion

The Company’s joint venture in China received regulatory approval to begin preparation for life insurance operations in Beijing, China. The expansion into China’s capital city complements an existing operation in Tianjin and positions the Company as a major player in northern China. The Company views this as a significant milestone for the joint venture. China, the world’s largest emerging market, is a key building block for the Company’s long-term growth plans in Asia.

Amalgamation of Keyport and Sun Life (U.S.)

Effective December 31, 2003, the Company amalgamated its U.S. subsidiaries, Keyport Life Insurance Company (Keyport) and Sun Life Assurance Company of Canada (U.S.) (Sun Life (U.S.)). The amalgamation will simplify the Company’s corporate structure in the United States with a view to streamlining operations, achieving operational expense savings and optimizing the use of capital.

GOVERNANCE

Corporate Governance

The Company believes that transparency of financial and other key information is critically important to establish and maintain the confidence of its

Sun Life Financial Inc.	4

MANAGEMENT’S DISCUSSION AND ANALYSIS

stakeholders in the Company’s operating integrity and financial strength. In 2003, the Company established a Disclosure Committee which will play a key role in ensuring the quality of stakeholder information.

During 2003, the Company implemented a number of measures in response to stakeholder needs and an evolving corporate governance environment:

•	Separated the roles of Chairman of the Board of Directors and Chief Executive Officer
•	Discontinued the distribution of stock options to Directors
•	Reviewed and modified employee compensation plans
•	Started a review process to ensure compliance with rules promulgated by the Securities and Exchange Commission in the United States pursuant to the Sarbanes-Oxley Act and the Investor Confidence Rules of the Canadian Securities Administrators

CAPITAL MANAGEMENT INITIATIVES

In 2003, the Company generated significant capital, creating flexibility for share buybacks, dividend payments and debt redemption to enhance capital efficiency and improve returns on capital employed.

Share Repurchase Program

In 2003, the Company put in place a share repurchase program to enhance shareholder value. A normal course issuer bid was effective between February 14, 2003 and January 5, 2004. During the period from February 14, 2003 to December 31, 2003, the Company repurchased approximately 18 million common shares at a cost of $527 million, representing approximately three per cent of the number of shares outstanding at the beginning of the program.

On January 8, 2004, the Board of Directors renewed the share repurchase program and authorized the purchase of up to five per cent of the common shares outstanding at that time. The purchases will be made under the renewed normal course issuer bid over the period January 12, 2004 to January 11, 2005.

Increased Quarterly Shareholder Dividend

The quarterly dividend payout per common share was increased from $0.14 in 2002 to $0.17 in 2003, representing an increase of 21 per cent. On January 29, 2004, the Board of Directors approved an additional 24 per cent increase in the quarterly dividend to $0.21 per share.

Redemption of Subordinated Notes

In September 2003, Sun Canada Financial Co., a subsidiary of Sun Life Financial Inc., redeemed $165 million of its 6 5/8 per cent Subordinated Notes due December 15, 2007. The amount repurchased represented 81.6 per cent of the original amount issued.

OTHER DEVELOPMENTS

On February 5, 2004, Massachusetts Financial Services Company (MFS) reached settlements with U.S. federal and state regulators related to administrative proceedings against it alleging false and misleading information in certain MFS fund prospectuses regarding market timing and related issues. Under the terms of the settlements, MFS neither admitted nor denied wrongdoing. As part of the settlement with the United States Securities and Exchange Commission (SEC), MFS agreed to pay US$225 million to compensate certain fund shareholders, of which US$50 million is a penalty, and agreed with the New Hampshire Bureau of Securities Regulation to pay an administrative fine in the amount of US$1 million. The Company recorded a $211 million after-tax charge to income in the fourth quarter of 2003 in connection with the matters discussed above. MFS further agreed with the Attorney General of the State of New York to reduce fees on the funds it advises by approximately US$25 million annually over the next five years.

Sun Life Financial Inc.	5

MANAGEMENT’S DISCUSSION AND ANALYSIS

Overview of Business

The Company’s operations are divided into six business segments: Sun Life Financial Canada (SLF Canada), Sun Life Financial United States (SLF U.S.), MFS, Sun Life Financial United Kingdom (SLF U.K.), Sun Life Financial Asia (SLF Asia), and Corporate Capital. These reportable segments reflect the Company’s management and internal financial reporting structures. Each segment has its own management and is responsible for its financial performance. Generally, the segments derive their earnings from wealth management and protection products and services. Corporate Capital primarily includes investments and expenses of a corporate nature for which management responsibility resides in the Company’s corporate office.

Revenue and Earnings in 2003 by Segment*

The Company operates under a strategic business model that balances growth with earnings stability. As product features become increasingly more complex and innovative, the lines between product categories have started to blur. However, the Company generally classifies its products into two principal categories: wealth management and protection. Revenues and expenses not directly attributable to protection or wealth management are included in Corporate and Other.

1)	Wealth management comprises the Company’s operations related to equity-linked and fixed income products and services in the areas of asset management, mutual funds, pensions and annuities;

2)	Protection or insurance comprises the Company’s individual life and health, group life and health and reinsurance operations.

Wealth management represents the Company’s higher potential growth market. As at December 31, 2003, wealth management had assets of $300.6 billion, representing 84 per cent of the Company’s business in terms of assets under management. The wealth management revenue is driven principally by: (i) investment advisory fees, (ii) distribution and servicing fees, (iii) mortality and expense fees, (iv) annuity premiums, and (v) net investment yield on general fund assets held primarily in the pension and fixed annuity businesses.

Protection represents a steady and consistent growth market for the Company. The premium income from protection recorded a compound annual growth rate of 14 per cent in the period from 1998 to 2003. The principal sources of protection revenue are: (i) premiums earned on individual life and health, group life and group health, and reinsurance contracts, and (ii) net investment income on assets supporting actuarial liabilities associated with protection products.

Revenue and Earnings in 2003 by Principal Product Category*

The profitability of the Company’s operations depends on, or is impacted by, in large part the following primary factors:

•	External factors, including changes in equity market performance, interest rates, currency exchange rates and regulations
•	The amount and composition of assets under management
•	The management of market and credit risks
•	The maintenance of spreads between credited rates and investment returns

Sun Life Financial Inc.	6

MANAGEMENT’S DISCUSSION AND ANALYSIS

•	The management of the risks inherent in products with guaranteed benefit options
•	Mortality and morbidity rates
•	Surrender and lapse rates
•	The management of product pricing
•	Expense management

An expanded description of the Company’s risk factors can be found on pages 21 to 26 of the Company’s Annual Information Form (AIF).

The Company’s portfolio of products and services by each of the business segments is summarized in the following table:

Products and Services by Business Segment

Sun Life Financial Inc.	7

MANAGEMENT’S DISCUSSION AND ANALYSIS

Financial Performance Overview

2003 Performance

The Company reported a third consecutive year of record operating earnings. Shareholders’ operating net income1 for the year was $1,520 million, up 21 per cent compared to the $1,260 million in 2002. Shareholders net income for the year was $1,309 million, up 31 per cent compared to the $998 million in 2002. The strong financial results were achieved even though the Company faced a number of challenges in 2003.

Within the Company’s Canadian operations, significant management attention was focused on the challenges of the Clarica integration to ensure its successful completion and realization of the anticipated synergy savings and operational efficiencies. The largest integration in the Canadian insurance industry was successfully completed while maintaining business momentum with earnings per share accretion of $0.26, surpassing the Company’s target of $0.20. The Company also increased its ownership position in CI, a significant and growing player in the Canadian mutual fund industry.

In the early part of 2003, equity markets were exerting pressure on the Company’s fee-based businesses that were sensitive to market valuations. Throughout the year, interest rates remained at historically low levels and adversely affected the Company’s U.S. fixed annuity business as the net spread between the interest earned on investments and the interest credited on this business was reduced (spread compression). The challenging capital market conditions were addressed by the application of risk management techniques, product repricing and restructuring, and effective management of operating expenses.

Despite challenging economic conditions including the impact of the SARS outbreak, the Company’s long-term growth engine in Asia generated an increase in earnings over 2002 of 54 per cent. Insurance sales in India increased 174 per cent and the Company received approval to begin preparation for the launch of life insurance operations in Beijing China.

The Company’s ability to maintain strong financial performance in a difficult economy and challenging operational environment reflects the strength of its diversified and well-balanced portfolio, prudent and disciplined investment strategies and effective risk management. The detailed discussion of the Company’s consolidated results in 2003 is provided in the sections located on pages 10 to 13 of this Management’s Discussion and Analysis.

Outlook

As an international organization with significant operations in Canada, the United States, the United Kingdom, the Philippines, India, China and other countries, the Company’s earnings are affected by the economic, business, political, regulatory and capital market conditions in which it conducts business as well as fluctuations of foreign currencies. To mitigate these exposures, the Company has adopted a disciplined risk management program that includes a formal process for the identification and potential mitigation of risks to the Company’s earnings, liquidity and capital strength.

The Company’s wealth management business, in particular, is impacted by changes in the level of interest rates. Minimum rate guarantees built into certain annuity products reduce the spread between the Company’s interest earned and interest-credited rate in a low interest environment. Management proactively takes actions, such as product repricing, that it believes will provide for long-term profitability. During 2003, several U.S. states reduced the statutory required minimum rate guarantee. The Company has, where possible, reduced interest crediting rates to these minimums. In addition, the Company uses derivatives and asset/liability matching programs to help reduce the impact of interest rate volatility on its earnings.

The Company’s earnings are also impacted by volatility in the equity markets due to asset-based fees, equity based investment income and segregated fund and annuity guarantees. The Company proactively attempts to reduce the impact of this volatility, on guarantees in particular, through the use of derivative arrangements. In addition, cost containment measures undertaken by MFS and SLF U.S.’s annuities business unit to bring expenses in line with market driven growth have better positioned both of these businesses to achieve profitable organic growth in flat or

[1]	Excludes special items as described on page 13. Operating net income is a non-GAAP measure and has no standardized definition under GAAP. This measure is presented to facilitate comparison to prior year earnings and may not be comparable to similar measures presented by other issuers. Financial results not specifically referred to as “operating” have been determined in accordance with GAAP.

Sun Life Financial Inc.	8

MANAGEMENT’S DISCUSSION AND ANALYSIS

declining markets and to leverage these operational efficiencies in strong markets.

Competition continues to increase as the North American life insurance market continues to consolidate. In such an environment, achieving scale and operational efficiencies becomes critical to maintaining a significant presence. With the integration of Clarica substantially complete, the Company’s Canadian operations are now in a position to capitalize on the operational efficiencies attained and re-focus on product development and customer service to achieve long-term growth.

In response to the increasingly competitive U.S. life insurance environment, the Company undertook several strategic measures in 2003 in order to be positioned to compete more effectively in the future. First, MFS and SLF U.S. integrated their annuity distribution platforms to form a common distribution company, MFS/Sun Life Financial Distributors, Inc. (MFSLF). Going forward, the creation of this shared distribution company is expected to enable both entities to improve sales growth and achieve economies of scale. Second, SLF U.S. has started the process of combining the customer service, administrative and other support functions into a single service centre supporting all its business units. This initiative is expected to achieve significant cost savings and improve operational efficiency. In addition, the Company believes it has sufficient access to capital to pursue acquisitions that will complement and add scale in its target market segments.

In November 2003, the SEC and Morgan Stanley DW, Inc. (Morgan Stanley) settled an enforcement action against Morgan Stanley relating to the receipt of fees from certain mutual fund companies in return for preferred marketing of their funds. MFS was one of the 14 fund companies reported to be on Morgan Stanley’s preferred list. As a result, MFS has been under investigation by the SEC relating to its directed brokerage and revenue-sharing arrangements with various distributors of its products, including Morgan Stanley. MFS is cooperating with the SEC’s investigation, which is ongoing. In addition, certain of the Company’s subsidiaries have received requests for information from the SEC and other regulators in connection with enquiries into directed brokerage and revenue-sharing arrangements and are responding to these requests.

As part of an industry-wide investigation of variable insurance product sponsors, certain subsidiaries of the Company received requests from the SEC for information regarding practices with respect to subaccount “market timing,” practices with respect to receiving and processing exchange orders from contract owners, and oversight of such activities in separate accounts. The Company has responded to the SEC’s request.

The outcome of these investigations is not yet determinable and may result in sanctions, compensation payments or other financial penalties.

For additional information about this and related matters, please see page 2 of the Company’s 2003 AIF and “Risk Factors — Investigations into U.S. Investment Industry” on page 22 of the 2003 AIF.

Since the Company conducts business in multiple geographic locations outside Canada, its earnings are impacted by the fluctuations of foreign currencies, in particular the U.S. dollar, against the Canadian dollar. With the acquisition and integration of Clarica into its operations, the proportion of the Company’s earnings subject to such fluctuations has decreased.

The Company is also subject to changes in statutes, regulations and regulatory policies in the jurisdictions in which the Company operates. Such changes could impact the Company’s profitability or its competitive position in its target markets.

In spite of the factors outlined above that impact the Company’s earnings, management believes the Company’s long-term growth momentum remains strong. In particular, the Company believes its balanced business model sufficiently diversifies the Company’s operations geographically and between the wealth management and protection businesses to achieve stable long-term growth into the future.

Sun Life Financial Inc.	9

MANAGEMENT’S DISCUSSION AND ANALYSIS

Consolidated Results of Operations

Shareholders’ Net Income

     For the year ended December 31, 2003, shareholders’ net income was $1.3 billion, representing an increase of 31 per cent over $998 million for 2002. Earnings per share increased to $2.15 from $1.84 in 2002. The appreciation of the Canadian dollar against foreign currencies in the year reduced net income by $53 million.

     Operating earnings1, which exclude special items outlined on page 13, increased by 21 per cent to $1.5 billion in 2003 from $1.3 billion in 2002. Operating earnings per share were $2.50, up eight per cent from $2.32 in 2002. The strong operating earnings performance reflected the Company’s continuing success in growing its core businesses and diversifying its earnings stream. The appreciation of the Canadian dollar against foreign currencies in the year reduced operating earnings by $78 million.

Earnings and Earnings Per Share

($ millions)	2003	2002	2001

Net Income from
Continuing Operations	1,308	1,033	881
Less: Loss from
Discontinued Operations	—	36	—

Total Net Income	1,308	997	881

Less: Participating Policyholders’ Net Income	(1)	(1)	(1)

Shareholders’ Net Income	1,309	998	882

Less: Special Items	(211)	(262)	10

Operating Earnings	1,520	1,260	872

Basic Earnings Per Share from:
— Continuing Operations	2.15	1.91	2.08
— Shareholders’ Net Income	2.15	1.84	2.08
— Operating Earnings	2.50	2.32	2.06
Diluted Earnings Per Share from:
— Continuing Operations	2.15	1.90	2.07
— Shareholders’ Net Income	2.15	1.83	2.07
— Operating Earnings	2.50	2.32	2.06

Earnings from continuing operations for 2003 were $1.3 billion, compared to $1.0 billion for 2002. Earnings from continuing operations for 2002 exclude a $36 million loss from the discontinued operations of Clarica U.S.

The Clarica acquisition added 26 cents to the Company’s earnings per share in 2003, exceeding the financial target set at the time of the acquisition of 20 cents. This compared to the 6 cents accretion for the seven months after acquisition in May 2002.

During 2003, the Company’s operations in protection continued to perform well and again demonstrated their underlying strength in generating stable earnings in challenging times. The Company’s protection earnings were $747 million for the year, up $144 million or 24 per cent relative to $603 million, which excluded an after-tax charge of $150 million for the run-off block of reinsurance, in 2002. This strong earnings performance reflected the full year impact of Clarica, the realization of synergy benefits from the integration of Clarica, and favourable claims experience.

The Company’s reported earnings in wealth management were $521 million. The reported earnings included an after-tax charge of $211 million in connection with the SEC and New Hampshire settlements related to frequent trading in certain MFS mutual funds. Adjusting for this item, the Company’s operating earnings in wealth management were $732 million, up $64 million, or 10 per cent, compared to $668 million in 2002. The rebound in the equity markets in the latter half of the year in conjunction with cost containment measures helped mitigate the earnings pressures from declining interest rates and the impact of the strengthening of the Canadian currency relative to the U.S. dollar. The equity-sensitive segment of the Company’s operations earned $227 million in 2003 before the aforementioned charge related to MFS, compared to $231 million in 2002. The decrease was primarily due to lower fee income on lower average assets under management from the variable annuities business in the U.S. and reduced contribution from MFS because of the weaker U.S. dollar. These unfavourable factors were partially offset by the full year impact of Clarica.

[1]	Operating earnings and other financial information based on operating earnings, such as operating earnings per share and operating return on equity, are non-GAAP measures and have no standardized definitions under GAAP. They are presented to facilitate the comparison of quarterly and full-year data and may not be comparable to similar measures presented by other issuers. Financial results not specifically referred to as “operating” have been determined in accordance with GAAP.

Sun Life Financial Inc.	10

MANAGEMENT’S DISCUSSION AND ANALYSIS

Corporate and Other, which includes results not directly attributable to the Company’s underlying wealth management and protection operations, earned $41 million for the year, compared to a loss of $123 million in 2002. The favourable change relative to 2002 was largely due to the impact of the restructuring and other related charges arising from the Clarica acquisition in 2002.

Shareholders’ Net Income*/** by
Principal Product Category†
($ millions)

Return on Equity

In 2003, return on shareholders’ equity (ROE) based on operating earnings was 10.6 per cent compared to the 2002 level of 10.7 per cent. Return on shareholders’ equity based on shareholders’ net income was 9.2 per cent, compared to 8.5 per cent for 2002. The increase in return on equity, based on reported earnings in 2003, reflected higher earnings as well as the impact of the Company’s share repurchases on average equity levels.

Assets Under Management

The Company’s assets under management (AUM) comprise general funds, segregated funds and other assets under management which include mutual and managed funds. Managed funds represent institutional and other third-party assets that are managed by the Company. Total assets under management were $359.0 billion as at December 31, 2003, down $1.6 billion, compared to $360.6 billion as at December 31, 2002.

The Company’s general fund assets decreased to $109.2 billion, down $14.2 billion, or 11.5 per cent, from the 2002 level. The decrease was primarily due to strengthening of the Canadian dollar against foreign currencies which reduced asset values by $11.7 billion, and a reduction from the sale of Clarica U.S. which had assets of $5.3 billion as at December 31, 2002.

The Company’s segregated fund assets increased to $54.1 billion as at December 31, 2003, up $1.3 billion or three per cent, relative to $52.8 billion as at December 31, 2002. Increases in asset values of $7.1 billion due to market improvements were partially offset by an unfavourable impact of $5.5 billion due to the strengthening of the Canadian dollar and net outflows of $264 million.

The Company’s other assets under management, excluding the Company’s share of CI’s assets, increased to $195.7 billion, up $11.3 billion from the December 31, 2002 level. The impact of the strengthening Canadian currency against the U.S. dollar was more than offset by net inflows of $9.9 billion and an increase of $33.5 billion resulting from market value improvements.

Assets Under Management
($ billions)

Revenue

In 2003, the Company’s total revenue decreased to $22.1 billion, down $1.0 billion or five per cent from $23.1 billion in 2002. The strong increase in life insurance premiums and higher investment income were more than offset by lower sales of U.S. annuities, lower U.K. revenues and the unfavourable impact of a stronger Canadian currency.

Life insurance premiums grew by $922 million or 17 per cent in 2003, primarily reflecting the full year impact of the Clarica acquisition, and increased sales of universal life products by the U.S. operations, partially offset by the impact of the strengthening of the Canadian currency. Health insurance premiums increased by $343 million, or 17 per cent, primarily due to the additional contribution from Clarica.

Sun Life Financial Inc.	11

MANAGEMENT’S DISCUSSION AND ANALYSIS

Annuity premiums decreased by $2.6 billion. The decrease was primarily due to lower sales of U.S. annuities and the currency impact of a weakening U.S. dollar. Fixed annuity sales declined as minimum guaranteed interest rates and commission rates were reduced to counter the effects of spread compression. The lower fixed annuity sales were partially offset by a 58 per cent increase in equity indexed annuity sales on a U.S. dollar basis.

Investment income increased by $572 million, or 11 per cent, in 2003. The increase was primarily due to lower asset provisions, net gains on derivatives and the full year impact of Clarica, partially offset by the impact of the strengthening of the Canadian dollar. Investment income in 2002 included a gain of $173 million on the sale of Spectrum Investment Management Limited (Spectrum).

Fee income declined by $285 million or nine per cent. The decrease reflected an unfavourable impact of $274 million due to the strengthening of the Canadian currency versus the U.S. dollar.

Total Revenue

($ millions)	2003	2002	2001

Premiums
Annuities	4,805	7,402	4,196
Life Insurance	6,325	5,403	3,759
Health Insurance	2,413	2,070	1,482

Total Premium	13,543	14,875	9,437

Net Investment Income	5,703	5,131	4,162
Fee Income	2,810	3,095	3,216

Total	22,056	23,101	16,815

Benefit Payments

The Company has a variety of current and future benefit payment obligations that impact overall earnings performance. Payments to policyholders, beneficiaries and depositors were $12.8 billion, up $1.1 billion or 10 per cent from 2002, primarily due to the acquisition of Clarica in May 2002. Transfers to segregated funds decreased by 59 per cent in 2003, reflecting reduced demand for equity market-based products in the first half of the year. The increase in actuarial liabilities was $2.2 billion lower than the 2002 level of $3.8 billion, reflecting the impact of lower fixed annuity sales and higher surrenders.

Benefit Payments

($ millions)	2003	2002	2001

Payments to Policyholders, Beneficiaries and Depositors	12,812	11,688	6,880
Net Transfer to Segregated Funds	544	1,329	2,606
Increase in Actuarial Liabilities	1,624	3,822	1,697

Total	14,980	16,839	11,183

Expenses and Other

Commission expenses decreased to $1.8 billion in 2003, down $61 million from the 2002 level. The decrease reflected lower annuity sales and the impact of a weaker U.S. dollar, partially offset by increased commissions from higher sales of life and health insurance products due to the full year impact of Clarica.

Excluding a pre-tax regulatory-related charge of $320 million related to MFS, operating expenses were $2.8 billion, down $11 million from 2002. Increases due to the full year impact of Clarica were more than offset by the favourable impact of a strengthening Canadian dollar, synergy savings related to the Clarica integration, operational efficiencies, and reduced transformation costs in SLF U.K.

Interest expenses increased by $17 million to $209 million in 2003. The increase reflected the full year impact of the interest expenses associated with Clarica’s $700 million subordinated debt and the $800 million of new subordinated debentures issued in mid-2002, partially offset by the impact of the September 2003 redemption of $165 million of subordinated notes.

Expenses and Other

($ millions)	2003	2002	2001

Commissions	1,848	1,909	1,600
Operating Expenses	2,768	2,779	2,496
Regulatory Settlement Provisions related to MFS	320	—	—
Premium Taxes	171	168	113
Interest Expenses	209	192	168
Income Taxes	387	98	306
Non-Controlling Interests in Net Income of Subsidiaries	65	83	68
Loss from Discontinued Operations, Net of Taxes	—	36	—
Participating Policyholders’ Net Income (Loss)	(1)	(1)	(1)

Total	5,767	5,264	4,750

Sun Life Financial Inc.	12

MANAGEMENT’S DISCUSSION AND ANALYSIS

Income taxes were $387 million in 2003, compared to $98 million in 2002. The Company’s consolidated effective income tax rate for 2003 was 22 per cent, compared to eight per cent for 2002. The effective tax rate in 2002 reflected the impact of favourable tax settlements resulting from the completion of prior year tax reviews and the recognition and utilization of capital losses. Excluding these events, the Company’s 2002 effective tax rate would have been approximately 28 per cent. In 2003, excluding similar adjustments and the impact of statutory rate increases on future income taxes, the Company’s effective tax rate would have been 24 per cent.

Special Items Affecting Net Income

The Company undertakes strategic and operational activities to grow and strengthen its business platform on an ongoing basis. These activities can result in special gains or losses that are not directly related to its operations and usually are not recurring. The Company generally measures its financial performance based on its operating earnings, which exclude the impact of these special items. Such measurement facilitates the annual and quarterly comparison of the Company’s underlying financial results on a consolidated basis.

In late 2003 regulatory investigations were launched, on an industry wide basis, in the U.S. mutual fund industry regarding market timing and late trading of mutual funds. On February 5, 2004, MFS reached a settlement with certain regulators regarding these issues. The Company recorded a $211 million after-tax charge in the fourth quarter in connection with the SEC and New Hampshire settlements.

In 2002, the sale of Spectrum to CI resulted in an after-tax gain of $173 million, which was partially offset by the net loss of $48 million on the disposition of Clarica U.S. The special items in 2002 also included after-tax restructuring and other charges of $217 million in connection with the acquisition of Clarica, an after-tax charge of $150 million related to guaranteed minimum income benefits and non Unicover-related accident and health risks in the Company’s run-off reinsurance business, and other special items which had a net unfavourable impact of $20 million on net income. As a result of these special items, the Company’s net income was reduced by $262 million in 2002.

Special Items

($ millions)	2003					2002					2001

	Q4	Q3	Q2	Q1	Total	Q4	Q3	Q2	Q1	Total	Total

Reported Earnings (Canadian GAAP based)	206	394	366	343	1,309	310	361	71	256	998	882

After-Tax Gains (Losses) on Special Items
Regulatory Settlement Provisions related to MFS	(211)				(211)
Net Gain on Sale of Spectrum							173			173
Net Loss on Sale of Clarica U.S.						(48)				(48)
SLF Canada Restructuring and Other Charges								(217)		(217)
Charge to the Run-off Block of Reinsurance Business							(150)			(150)
Net Gains on Sales of U.K. Assets											125
U.K. Restructuring											(88)
Subordinated Debt Redemption Costs											(30)
Other						(3)	(12)	(5)		(20)	3

Total Special Items	(211)	—	—	—	(211)	(51)	11	(222)	—	(262)	10

Operating Earnings	417	394	366	343	1,520	361	350	293	256	1,260	872

The earnings impact of the special items described above on a per share basis is summarized in the following table.

Impact of Special Items on Earnings Per Share

($ per share)	2003	2002	2001

EPS — Reported	2.15	1.84	2.08
(Canadian GAAP based)
Net Gains (Losses) on Special Items	(0.35)	(0.48)	0.02

EPS — Operating	2.50	2.32	2.06

Sun Life Financial Inc.	13

MANAGEMENT’S DISCUSSION AND ANALYSIS

Sun Life Financial Canada

Business Profile

SLF Canada has a leadership position in the Canadian market with a customer base exceeding seven million people, representing almost a quarter of Canada’s population. Through its five operating units, consisting of Retail Insurance, Retail and Other Wealth Management, Group Benefits, Group Retirement Services and Reinsurance, SLF Canada offers a full range of protection and wealth management products and services.

Competitive Position1

A significant player in most Canadian markets of strategic relevance with over seven million customers in Canada and the largest exclusive sales force, the Independent Career Advisor (ICA) channel, consisting of 4,135 independent sales advisors, managers and product specialists.

•	1st in defined contribution plans based on assets under administration
•	1st in critical illness and long-term care based on annualized premiums
•	2nd in group benefits based on annualized premiums and premium equivalents
•	3rd in individual annuities based on premiums and deposits
•	3rd in individual life based on annualized premiums

The Company has a strategic interest (34 per cent) in CI, which is the 2nd largest Canadian fund manager based on long-term assets under management2.

Strategy

▶	Solidify leadership position in its core businesses with focus on scale and operating capabilities
▶	Aggressively grow the retail business by leveraging industry leading brands and distribution network
▶	Grow the business through leveraging the ability to provide integrated service to group life and health and group retirement services clients
▶	Be a high performance and customer-focused organization

2003 Highlights

•	Shareholders’ net income increased to $829 million, up 62 per cent over 2002
•	Successful integration of Clarica with run rate synergy savings target achieved
•	Established common platforms for business growth across all business units
•	Named as one of the top 100 employers in Canada by The Globe and Mail for second consecutive year

Priorities for 2004

•	Grow the retail business with increased advisor productivity and expand offering of innovative, new products
•	Increase customer and advisor satisfaction and loyalty
•	Leverage synergy savings achieved through integration and pursue further benefits through continuous improvement

Integrated Platform for Growth

With the integration of Clarica substantially complete, SLF Canada offers the domestic market competitive products and delivery systems through two strong brands. The Sun Life Financial brand is used in group retirement services, group benefits and selected retail products and distribution channels. The Clarica brand is used to serve the individual retail market through the ICA channel.

Consolidated Financial Results

In spite of the challenges of integration and the increasingly competitive life insurance industry, earnings from SLF Canada increased to $829 million, up $316 million or 62 per cent relative to $513 million

[1]	Competitive statistics are based on published information at and for the year ended December 31, 2003 or the information available for the latest period before December 31, 2003 and do not include the impact of mergers and acquisitions closing after December 31, 2003.

[2]	Long-term assets under management include mutual, segregated, labour-sponsored and other funds and pools and exclude money market funds.

Sun Life Financial Inc.	14

MANAGEMENT’S DISCUSSION AND ANALYSIS

in 2002. The increase was primarily due to the full year impact of Clarica, the synergies arising from the integration of Clarica, favourable mortality and morbidity experience in group insurance and the impact of improved equity markets on Retail and Other Wealth Management.

Revenue for the year was $8.6 billion, up about $2.1 billion or 32 per cent, compared to $6.6 billion in 2002. The increase reflected the revenue contribution from Clarica for the full year in 2003 versus the seven months after its acquisition in 2002.

ROE increased to 11.9 per cent from the 2002 level of 11.3 per cent, primarily due to increased earnings.

Total assets under management increased to $100.2 billion as at December 31, 2003, up $11.0 billion from $89.2 billion as at December 31, 2002. The asset growth reflected improved equity markets and higher net sales in SLF Canada’s segregated and managed funds.

Summary Statement of Operations

($ millions, except as noted)	2003	2002	2001

Premiums	5,605	4,145	2,236
Net Investment Income	2,546	1,974	1,267
Fee Income	485	444	352

Total Revenue	8,636	6,563	3,855

Client Disbursements & Change in Actuarial Liabilities	5,891	4,625	2,800
Commissions & Other Expenses	1,566	1,219	724
Income Taxes	342	191	106
Non-Controlling Interests in Net Income of Subsidiaries	11	14	18
Par Policyholders’ Income (Loss)	(3)	1	(5)

Shareholders’ Net Income	829	513	212

Selected Financial Information

Return on Equity	11.9%	11.3%	16.5%

Total AUM (billions)	100.2	89.2	52.5

Capital Employed	8,925	8,600	1,637

Goodwill	3,765	3,764	66

Sun Life Financial Inc.	15

MANAGEMENT’S DISCUSSION AND ANALYSIS

Sun Life Financial Canada — Retail Insurance

Business Profile

The Company’s Canadian Retail Insurance business unit offers a full range of life and health insurance products tailored to the needs of individual customers. Its principal products include universal life, term life, permanent life, critical illness, long-term care and personal health insurance. These products are marketed through a distinctive, multi-channel distribution model consisting of the Clarica branded exclusive sales force with 4,135 independent sales advisors, managers and product specialists, and a partnership-based wholesale channel.

The Company is a leading provider of retail life and health insurance in Canada based on premium income. With its significant scale, extensive distribution network, strong brand recognition and efficient operating structure, management believes that the Company is well positioned to compete effectively in a highly competitive and mature market.

Retail Insurance is a cornerstone of the Company’s business platform in Canada. It provides distribution capabilities and financial resources to facilitate the Company’s overall growth in the Canadian market.

2003 Highlights

•	Strong earnings of $246 million, up $106 million or 76 per cent from 2002
•	Insurance sales increased to $141 million, up 22 per cent from 2002
•	Conversion of over 560,000 retail policies to a common systems platform

Retail Insurance completed the necessary work in 2003 to have Clarica and Sun Life Financial branded product families administered on common systems platforms. The integrated systems are expected to provide ongoing operational efficiencies and profitable returns in the future. With integration largely behind the business unit, the focus will be on product development, business excellence and customer and advisor service.

Financial Results

Earnings increased to $246 million, up 76 per cent from $140 million in 2002. The increase in earnings was largely due to synergy savings from the Clarica acquisition and having a full year of the business acquired compared to seven months in 2002. Revenue for the year grew to $2.7 billion, up 43 per cent from 2002. The increase in revenue was primarily due to the full year impact of Clarica.

Sales of individual life and health products for the year were $141 million, up 22 per cent from 2002 primarily as a result of the full year impact of the Clarica acquisition. The sales of Clarica branded individual health products continued to be strong in 2003, with annualized premiums increasing 127 per cent over 2002. Sales in the wholesale channel were down as a result of integration challenges and channel rationalization. With the completion of integration, the focus will return to product development and profitable growth of the business.

The increased scale and synergy savings from the Clarica acquisition continued to improve operating margins and reduce unit costs.

Summary Statement of Operations

($ millions)	2003	2002	2001

Premiums	1,860	1,297	580
Net Investment Income	876	620	388
Fee Income	7	7	3

Total Revenue	2,743	1,924	971

Client Disbursements & Change in Actuarial Liabilities	1,741	1,289	750
Commissions & Other Expenses	617	443	194
Income Taxes	142	51	(7)
Par Policyholders’ Income (Loss)	(3)	1	(5)

Shareholders’ Net Income	246	140	39

Sales — New Annualized Premiums	141	116	61

Sun Life Financial Inc.	16

MANAGEMENT’S DISCUSSION AND ANALYSIS

Sun Life Financial Canada – Retail and Other Wealth Management

Business Profile

The Company’s Canadian Retail and Other Wealth Management business unit includes the Company’s individual annuity business, its 56 per cent owned subsidiary McLean Budden Limited (McLean Budden) and its 34 per cent owned strategic partner CI. McLean Budden is one of the premier providers of investment management services in Canada with assets under management of $29.3 billion as at December 31, 2003. CI is the 2nd largest fund company in Canada, based on long-term assets under management1 of $39.5 billion as at December 31, 2003.

Retail and Other Wealth Management provides a strong platform for the Company to grow its retail wealth management business in Canada. CI, which is a cornerstone of this growth platform, has an outstanding track record in investment management and offers a broad selection of investment funds. CI’s competitive advantages also include its superior operating capabilities, highly efficient back office operations and its preferred access to the Company’s strong retail distribution network.

2003 Highlights

•	Achieved earnings of $188 million, up 94 per cent from 2002
•	Invested $266 million in CI to support CI’s acquisition of Assante and Synergy and to maintain its equity investment at 34 per cent

Financial Results

Earnings from Retail and Other Wealth Management increased to $188 million, up $91 million or 94 per cent, compared to 2002. The increase resulted from the full year impact of Clarica, improved investment spreads, stronger stock market performance in the latter half of the year, and improved pricing for segregated fund guarantees.

Revenue for the year grew to $1.6 billion, up $358 million or 28 per cent. The revenue growth resulted primarily from the full year impact of Clarica partially offset by a reduction in fee income as a result of the sale of Spectrum in 2002.

Total assets under management, which exclude CI’s assets under management, increased to $44.2 billion as at December 31, 2003, up $7.1 billion from 2002. The increased assets were primarily in McLean Budden which benefited from net positive flows from both existing and new clients.

Summary Statement of Operations

($ millions)	2003	2002	2001

Premiums	648	519	227
Net Investment Income	781	506	300
Fee Income	193	239	248

Total Revenue	1,622	1,264	775

Client Disbursements & Change in Actuarial Liabilities	1,139	863	433
Commissions & Other Expenses	239	251	244
Income Taxes	45	44	35
Non-Controlling Interests in Net Income of Subsidiaries	11	9	18

Shareholders’ Net Income	188	97	45

Retail and Other Wealth Management
Assets Under Management
($ billions)

[1]	Long-term assets under management include mutual, segregated, labour-sponsored and other funds and pools and exclude money market funds.

Sun Life Financial Inc.	17

MANAGEMENT’S DISCUSSION AND ANALYSIS

Sun Life Financial Canada — Group Benefits

Business Profile

     The Company’s Group Benefits business unit is a leading provider of group life and health insurance products in Canada. The Company has approximately 21 per cent market share in the Canadian group benefits business and services more than 10,000 employers in Canada. The Company provides life, dental, drug, extended health care, health spending accounts, and disability and flex benefit plans. Its group products are custom-designed and are positioned to fulfil the protection needs of employers of all sizes. The Company competes on its strength of scale, product offerings and industry leading e-business capabilities. The group benefit products are marketed and distributed across Canada by its experienced sales representatives in co-operation with independent brokers and benefit consultants.

2003 Highlights

•	Strong earnings of $233 million, up 48 per cent from 2002
•	Completed conversion of Clarica clients to a common systems platform
•	Awarded IBM Canada’s group health and dental benefits business
•	Received ITX award for Information Technology leadership from CIO Canada magazine

In 2003, Group Benefits focused on integration activities while leveraging its core competencies to win new customers.

The Company capitalized on its innovative approach of providing integrated group benefits and group retirement services. This integrated approach provides seamless, one-stop solutions that significantly streamline the increasingly complex administration of group plans. It allows plan members to manage their benefit claims and retirement investments on a centralized, Internet-based platform efficiently and effectively.

Financial Results

Group Benefits reported strong results for the year, with earnings of $233 million, an increase of 48 per cent over 2002. The increase in earnings reflected better mortality and morbidity experience and the full year impact of Clarica.

Revenue for the year increased by $531 million, or 24 per cent to $2.7 billion. The growth in revenue was attributable to the addition of Clarica for the full year. Sales, measured by annualized premiums and premium equivalents, dropped by six per cent from 2002 to $181 million for 2003. This reflects the low sales activity in the large case market, which generated the large premium sales.

Summary Statement of Operations

($ millions)	2003	2002	2001

Premiums	2,244	1,765	1,211
Net Investment Income	383	358	280
Fee Income	117	90	53

Total Revenue	2,744	2,213	1,544

Client Disbursements & Change in Actuarial Liabilities	1,964	1,629	1,176
Commissions & Other Expenses	451	345	226
Income Taxes	96	82	61

Shareholders’ Net Income	233	157	81

Sales — Annualized Premiums and ASO Premium Equivalents	181	192	235

Sun Life Financial Inc.	18

MANAGEMENT’S DISCUSSION AND ANALYSIS

Sun Life Financial Canada — Group Retirement Services

Business Profile

The Company’s Group Retirement Services (GRS) business unit is the leading provider of defined contribution plans in Canada as measured by Benefits Canada’s 2003 Defined Contribution Plan Survey. GRS also offers other group retirement services and products, including investment only segregated funds and fixed rate annuities, group life annuities and pensioner payroll services. With its strength in product and investment offerings, plan sponsor and member services and infrastructure capabilities, GRS is well equipped to meet the complex plan and service requirements of medium to large corporations and associations, and to provide cost effective solutions to smaller markets. The Company had approximately a 30 per cent market share in Canada based on assets under management, and its group products covered approximately 1.1 million plan participants at the end of 2003. The Company’s products and services are distributed through pension consultants, and its own in-house sales force, brokers and advisors.

GRS represents a key part of the Company’s wealth management growth platform in Canada. GRS’ significant scale allows it to make effective use of technology and to price competitively without compromising operating margins.

2003 Highlights

•	Earnings increased to $88 million, up 54 per cent from 2002
•	Completed conversion of $10 billion in Clarica client assets to a common systems platform
•	Ranked top supplier of defined contribution plans by Benefits Canada magazine
•	First Canadian defined contribution pension plan supplier to obtain ISO 9001:2000 quality assurance certification
•	Received ITX award for Information Technology leadership from CIO Canada magazine

Financial Results

GRS continued its focus on sales, business retention and cost controls in light of fast changing market conditions in 2003. Earnings for the year were $88 million, up $31 million or 54 per cent, primarily reflecting the full year impact of the Clarica acquisition, improved investment spreads and increased fee revenue.

Revenue increased by $160 million, or 18 per cent, to $1.0 billion primarily due to the full year impact of Clarica.

GRS sales were $1.0 billion for 2003, down 14 per cent from the 2002 level. The decrease primarily reflected market uncertainty in light of the rapid consolidation in the defined contribution pension plan industry.

Assets under management increased to $25.8 billion from $23.3 in 2002, primarily as a result of improving equity markets.

GRS provided services to approximately 6,800 Canadian companies as at December 31, 2003.

Summary Statement of Operations

($ millions, except as noted)	2003	2002	2001

Premiums	445	335	218
Net Investment Income	434	435	275
Fee Income	152	101	46

Total Revenue	1,031	871	539

Client Disbursements & Change in Actuarial Liabilities	743	668	415
Commissions & Other Expenses	162	115	57
Income Taxes	38	31	29

Shareholders’ Net Income	88	57	38

Selected Financial Information

AUM (billions)	25.8	23.3	11.9

Number of DC Plan Participants (000’s)	1,082	1,067	447

Gross Sales — GRS

($ millions)

Sun Life Financial Inc.	19

MANAGEMENT’S DISCUSSION AND ANALYSIS

Sun Life Financial Canada — Reinsurance

Business Profile

The Company’s Canadian Reinsurance operations provide customized reinsurance solutions, with a primary focus on the life retrocession business in North America. The Company is a market leader in North America with 27 per cent market share based on life retrocession in force. The Company’s leadership position in life retrocession reflects its strong expertise in pricing and mortality risk management as well as its high credit rating.

The Company’s reinsurance business represents an important franchise and contributes solid earnings. The Company intends to selectively pursue growth opportunities in the core life retrocession business in North America and Europe.

2003 Highlights

•	Achieved leading position in terms of new individual life retrocession business in the North American market with a 40 per cent share
•	Established an Irish branch in support of the development of a European business platform

Financial Results

SLF Canada’s reinsurance business was acquired as part of the Clarica acquisition. Reinsurance reported higher earnings of $56 million for the full year in 2003 compared to $32 million for the seven months subsequent to acquisition in 2002. Reinsurance continued to concentrate on strengthening its business focus and solidifying its leadership position through effective product design and pricing, as well as expense control.

Revenue increased to $447 million in 2003, up 73 per cent from 2002, primarily reflecting the full year impact of Clarica. Sales of in-force insurance for the full year were $28 billion compared to $16 billion for 2002 for the seven months following the Clarica acquisition. This increase reflected a strong performance given the ongoing consolidation among reinsurers.

Summary Statement of Operations

($ millions, except as noted)	2003	2002	2001

Premiums	408	229	—
Net Investment Income	34	26	—
Fee Income	5	3	—

Total Revenue	447	258	—

Client Disbursements & Change in Actuarial Liabilities	304	176	—
Commissions & Other Expenses	67	40	—
Income Taxes	20	10	—

Shareholders’ Net Income	56	32	—

Selected Financial Information

Sales (in-force, billions)	28	16	—

Business In-Force (billions)	160	183	—

Sun Life Financial Canada — Investment Portfolio and Other

Business Profile

The Company’s Canadian Investment Portfolio and Other operations include investment income and expenses not directly attributable to the Canadian strategic business units.

Financial Results

For the year ended December 31, 2003, Canadian Investment Portfolio and Other reported earnings of $18 million, compared to earnings of $30 million in 2002. The decrease in 2003 earnings primarily reflected the fact that 2002 earnings included one-time settlements of tax issues of $20 million that were only partially offset by higher investment income in 2003.

Summary Statement of Operations

($ millions)	2003	2002	2001

Premiums	—	—	—
Net Investment Income	38	29	24
Fee Income	11	4	2

Total Revenue	49	33	26

Client Disbursements & Change in Actuarial Liabilities	—	—	26
Commissions & Other Expenses	30	25	3
Income Taxes	1	(27)	(12)
Non-Controlling Interests in Net Income of Subsidiaries	—	5	—

Shareholders’ Net Income	18	30	9

Sun Life Financial Inc.	20

MANAGEMENT’S DISCUSSION AND ANALYSIS

Sun Life Financial United States

Business Profile

SLF U.S. concentrates on three core businesses in the U.S.: annuities, individual life insurance for affluent customers, and group life and health insurance for small to medium sized companies. The Annuities business unit offers fixed and variable annuities, and investment management services. The Individual Life Insurance business unit offers primarily fixed and variable universal life, and corporate-owned and bank-owned life insurance. The Group Insurance business unit offers group life insurance and group health insurance, which includes short and long-term disability benefits and medical stop-loss plans.

Competitive Position1

A significant player in annuity and high-end speciality insurance markets.

•	20th in variable annuities and 16th in fixed annuities based on annualized premiums
•	1st in third-party distribution of annuities in U.S. bank channel based on premiums
•	2nd in universal life by average policy size
•	3rd in medical stop-loss plans based on business in force

Strategy

•	Become a top tier player in selected markets
•	Leverage product manufacturing and risk management strengths
•	Focus and enhance distribution capabilities and coverage
•	Strengthen operational scale and efficiency

2003 Highlights

•	IFMG maintained its #1 position in the Kehrer Report for the sale of annuities, mutual funds and securities through banks
•	Management actions were taken to reduce exposure to spread compression in fixed annuities
•	Established a centralized service centre structure to increase the efficiency of operations

Priorities for 2004

•	Strengthen market positions in the annuity markets
•	Align distribution channels and increase wholesaler coverage in desired markets
•	Improve cost efficiency of operations by consolidating back-office services
•	Enhance capital efficiency through product design

In response to a period of difficult market conditions, SLF U.S. made several organizational and product changes to help strengthen its operations and its ability to profitably grow the business. As a result of these changes, the Company believes SLF U.S. is poised for more efficient and profitable growth as the business cycle improves. Toward the end of 2003, SLF U.S. launched a plan to create a service centre that combines information technology, customer service and administrative functions into one unit to support its annuities, individual insurance and group life and health businesses. This is expected to lower unit costs while increasing efficiency and improving service. The service centre will be fully operational in three years.

During 2003, SLF U.S. continued to take steps to optimize its use of capital through a combination of reinsurance arrangements, streamlining of business structures, re-balancing of the investment portfolio and the introduction of new capital efficient products.

[1]	Competitive statistics are based on published information at and for the year ended December 31, 2003 or the information available for the latest period before December 31, 2003 and do not include the impact of mergers and acquisitions closing after December 31, 2003.

Sun Life Financial Inc.	21

MANAGEMENT’S DISCUSSION AND ANALYSIS

Consolidated Financial Results

SLF U.S. reported earnings of $303 million, down $71 million or 19 per cent from 2002. This decrease was primarily due to the impact of spread compression on fixed annuities and an unfavourable currency impact of $36 million due to the weakening of the U.S. dollar partially offset by improving credit conditions. The improvements in the equity markets at December 31, 2003 would have allowed the Company to lower reserves held for guaranteed minimum death benefits. However, the reserves were not released in order to provide additional protection in the event of a decline in equity markets. Prior year results include $12 million of income from Clarica U.S., which was sold in January 2003. Revenue for the year was $9.7 billion, down $2.2 billion or 19 per cent from 2002. The decrease was largely driven by lower annuity sales and an unfavourable currency impact of $1.2 billion arising from the decline of the U.S. dollar relative to the Canadian currency. Fixed annuity sales declined as product terms and commission levels were adjusted to offset the impact of spread compression and to protect operating margins.

Return on shareholders’ equity remained at 7.3 per cent in 2003, unchanged from 2002, as the impact of the benefits from continued capital efficiency measures offset the impact of reduced earnings.

Summary Statement of Operations

($ millions, except as noted)	2003	2002	2001

Premiums	6,666	9,165	5,821
Net Investment Income	2,433	2,069	1,505
Fee Income	564	643	485

Total Revenue	9,663	11,877	7,811

Client Disbursements & Change in Actuarial Liabilities	7,709	9,838	6,470
Commissions & Other Expenses	1,552	1,641	1,090
Income Taxes	97	38	25
Par Policyholders’ Income (Loss)	2	(2)	4
Loss (Income) from Discontinued Operations	—	(12)	—

Shareholders’ Net Income	303	374	222

Selected Financial Information

Return on Equity	7.3%	7.3%	11.8%

Total AUM (billions)	68.0	83.3	78.5

Capital Employed	5,058	7,160	6,186

Goodwill	1,607	2,010	1,952

Sun Life Financial Inc.	22

MANAGEMENT’S DISCUSSION AND ANALYSIS

Sun Life Financial United States — Annuities

Business Profile

The Company’s Annuities business unit is a nationwide provider of individual annuity products in the U.S. market. The Company offers a variety of annuity products supported by broad distribution capabilities, operating efficiencies and investment and risk management expertise.

Annuities represents an integral part of the Company’s growth platform in the U.S.

2003 Highlights

•	Launched new fixed annuity products and adapted the current asset portfolio to mitigate the risk of spread compression
•	Implemented organizational changes to achieve cost savings
•	Amalgamated Keyport into Sun Life (U.S.) to streamline operations

The U.S. annuities market continues to be challenging due to the persistently low interest rate environment and volatile equity markets. In 2003, the Company took actions to mitigate these environmental risks by introducing new fixed annuity products and lowering minimum interest rate guarantees. Primarily as a result of the measures taken to maintain profitability, fixed annuity sales decreased by 35 per cent on a U.S. dollar basis, while market ranking in the U.S., based on annualized premiums, dropped to # 16 from # 15 a year ago.

The Company’s goal is to regain its position as a significant player in the U.S. annuities marketplace. The Company intends to achieve this goal by adding new product features, repricing fixed products, increasing the focus on sales of market value adjusted annuities and containing costs. To ensure that customer needs are adequately addressed, the Company has established a market centre that will focus on the customer through competitive analyses and customer research.

Financial Results

Earnings decreased to $163 million or 39 per cent from 2002. Of this decline, $20 million was due to the impact of the strengthening of the Canadian currency against the U.S. dollar. The balance of the decline was largely attributable to spread compression, partially offset by lower bond provisions and lower new business strain in the second half of 2003.

Revenue for the year decreased to $5.6 billion, down 33 per cent from 2002. This decline was primarily due to lower annuity sales and the impact of the weakening U.S. dollar against the Canadian currency, which resulted in a reduction of $667 million in revenue.

Annuity sales for 2003 declined 30 per cent to $5.0 billion compared to 2002. Variable annuity sales declined primarily as a result of the lack of a living benefit feature for the first half of the year and distractions arising from the reorganization of the distribution system during the formation of MFS/Sun Life Financial Distributors Inc. (MFSLF). A living benefit feature was launched mid-year and new product enhancements are planned for early 2004. The formation of MFSLF, which will be expanding the number of wholesalers in 2004, enhanced the wholesale distribution network dedicated to annuities. Fixed annuity sales declined as a result of management’s decision to protect operating margins in a low interest rate environment. Indexed annuity sales recovered strongly in the latter half of the year due to more favourable product options and an expansion of the distribution channels. The strengthening of the Canadian currency against the U.S. dollar reduced annuity sales by $604 million.

At December 31, 2003, assets under management were $52.0 billion, down 16 per cent from a year ago.

Summary Statement of Operations

($ millions, except as noted)	2003	2002	2001

Premiums	3,503	6,297	3,525
Net Investment Income	1,649	1,446	714
Fee Income	412	505	433

Total Revenue	5,564	8,248	4,672

Client Disbursements & Change in Actuarial Liabilities	4,693	7,069	4,146
Commissions & Other Expenses	645	836	451
Income Taxes	63	74	11

Shareholders’ Net Income	163	269	64

Selected Financial Information

Gross Sales — Premiums and Deposits
Variable Annuities	2,750	3,986	4,554
Fixed Annuities	1,565	2,653	353
Indexed Annuities	729	521	82

Total	5,044	7,160	4,989

Total AUM (billions)	52.0	62.1	65.1

Sun Life Financial Inc.	23

MANAGEMENT’S DISCUSSION AND ANALYSIS

Excluding the impact of a weaker U.S. dollar, AUM increased three per cent compared to 2002 primarily due to equity market improvements.

The improvements in the equity markets at December 31, 2003 would have allowed the Company to lower reserves held for guaranteed minimum death benefits. However, these reserves were not released, as allowed by the Canadian actuarial standards, in order to provide additional protection in the event of a decline in equity markets. The decline in interest rates has increased the value to the customer of the minimum interest rate guarantee contained in the fixed annuities and has been provided for in the Company’s fixed annuity reserves.

Sun Life Financial Inc.	24

MANAGEMENT’S DISCUSSION AND ANALYSIS

Sun Life Financial United States — Individual Life

Business Profile

The Company’s U.S. Individual Life operations are positioned to attract and service high net worth individuals in the U.S. market. Individual Life ranked #2 in terms of policy size in universal life products in 2003. The Company focuses on competitively priced, high-quality products including universal life, variable universal life, bank-owned life insurance (BOLI), private placement variable universal life, and corporate-owned life insurance (COLI) universal life and variable universal life. The Company’s core distribution channels, consisting principally of general agents and third party intermediaries, provide access to its target customers.

Individual Life represents a core franchise of the Company’s business platform in the U.S. This business unit competes aggressively in the high growth estate protection and wealth transfer segments, and the COLI and BOLI markets.

2003 Highlights

•	Strong growth in offshore products with sales up 63 per cent
•	Commenced sales of variable universal life products in the State of New York

Financial Results

Individual Life in the U.S. continued to deliver stable performance in 2003. Earnings were $106 million compared to $118 million in 2002. Excluding the impact of the weakening U.S. dollar against the Canadian dollar, earnings would have been up slightly from 2002.

Revenue for the year grew to $2.9 billion, up 10 per cent, reflecting strong sales momentum in offshore products and U.S. issued universal life products. This increase was unfavourably affected by a weaker U.S. dollar, which caused a reduction of $351 million in revenue.

Core product sales, were up 26 per cent over 2002 and up 43 per cent on a U.S. dollar basis. The increase reflected the Company’s efforts to grow its U.S. issued universal life product business and offshore product business, which experienced a sales increase of 63 per cent over 2002 on a U.S. dollar basis. COLI and BOLI sales were down as cases were delayed due to an unfavourable legislative proposal that was subsequently modified.

Summary Statement of Operations

($ millions)	2003	2002	2001

Premiums	2,243	1,943	1,502
Net Investment Income	662	701	693
Fee Income	22	19	11

Total Revenue	2,927	2,663	2,206

Client Disbursements & Change in Actuarial Liabilities	2,320	2,066	1,705
Commissions & Other Expenses	456	435	354
Income Taxes	43	46	37
Par Policyholders’ Income (Loss)	2	(2)	4

Shareholders’ Net Income	106	118	106

Sales – New Annualized Premiums
Core Products	240	190	123
COLI and BOLI	65	217	146

Premiums and Deposits	2,539	3,404	2,112

Growth in U.S. Individual Life
($ millions)

Sun Life Financial Inc.	25

MANAGEMENT’S DISCUSSION AND ANALYSIS

Sun Life Financial United States — Group Life and Health

Business Profile

The Company’s U.S. Group Life and Health operations provide customer-focused products and services to meet the group benefit needs of primarily small to medium-sized companies. Group Life and Health leverages its strong distribution capabilities to market group life, disability and medical stop-loss products throughout the United States. With strong underwriting expertise and distribution capabilities, the Company is a competitive provider of group life and disability products for 3.6 million group plan members. The Company’s group insurance products are marketed and distributed by its sales representatives in 20 regional sales offices in the United States. These representatives maintain close relationships with independent brokers and consultants who deal directly with employers.

2003 Highlights

•	Maintained #3 position in stop-loss market based on in-force business
•	Maintained #13 position in group life and disability market based on sales
•	Achieved sales on a U.S. dollar basis up 22 per cent from prior year with double digit increases in all product lines
•	Continued to build distribution presence in many markets

The business unit continued to grow its group life and health business in the U.S. in 2003 through its network of highly trained field representatives. U.S. Group Life and Health’s distribution and risk management have been key to the performance of the group insurance business.

The Company maintained its leadership position in the stop-loss insurance market through risk retention, disciplined underwriting practices and innovative managed care programs.

Financial Results

Earnings were $42 million, a decrease of 14 per cent compared to 2002. The decrease was primarily driven by the impact of the weakening U.S. dollar. On the operational front, improved mortality and favourable stop-loss performance were offset by increased disability claims. The operating expense-to-insurance premium ratio in 2003 remained at 13 per cent, unchanged from 2002 as U.S. Group Life and Health maintained expenses in line with business growth.

Revenue for the year decreased to $992 million, down $16 million or two per cent. Excluding the impact of a weaker U.S. dollar relative to the Canadian currency, revenue increased 10 per cent over the previous year, primarily driven by higher sales.

Summary Statement of Operations

($ millions)	2003	2002	2001

Premiums	920	925	794
Net Investment Income	69	80	75
Fee Income	3	3	2

Total Revenue	992	1,008	871

Client Disbursements & Change in Actuarial Liabilities	696	699	616
Commissions & Other Expenses	237	241	200
Income Taxes	17	19	14

Shareholders’ Net Income	42	49	41

Growth in U.S. Group Life and Health
($ millions)

Sun Life Financial Inc.	26

MANAGEMENT’S DISCUSSION AND ANALYSIS

Sun Life Financial United States — Investment Portfolio and Other

Business Profile

The Company’s U.S. Investment Portfolio and Other operations include investment income and expenses not directly attributable to the U.S. core business units and the Company’s distribution subsidiaries, Independent Financial Marketing Group, Inc. (IFMG) and MFS/Sun Life Financial Distributors, Inc. (MFSLF). In the U.S., IFMG is a leading distributor of insurance and investment products to retail customers through banks.

2003 Highlights

•	IFMG retained the #1 ranking in sales of third-party annuities through the bank distribution channel
•	Total sales by IFMG remained at 2002 level in highly unfavourable market conditions
•	IFMG signed contract extensions to 2005 and beyond with its three largest banks
•	Formed integrated company, MFSLF, to gain operational efficiencies and broader market penetration

Financial Results

For the year ended December 31, 2003, U.S. Investment Portfolio and Other had a loss of $8 million, compared to a loss of $62 million in 2002. The favourable change of $54 million was primarily attributable to significant bond provisions of $57 million after-tax taken in 2002 primarily related to the U.S. telecommunication, airline and energy sectors, compared to provisions of $3 million in 2003.

IFMG had sales through its distribution channels of $10.2 billion in 2003 despite a low interest rate environment, reflecting its continued expansion through the hiring of experienced sales representatives and the addition of key bank relationships.

The MFSLF integrated distribution company was launched in 2003 and had sales of $2.4 billion for the year. MFSLF will continue to focus on building a cohesive sales force network and developing its “customer solution” approach to product sales.

Summary Statement of Operations

($ millions)	2003	2002	2001

Premiums	—	—	—
Net Investment Income	53	(158)	23
Fee Income	127	116	39

Total Revenue	180	(42)	62

Client Disbursements & Change in Actuarial Liabilities	—	4	3
Commissions & Other Expenses	214	129	85
Income Taxes	(26)	(101)	(37)
Loss (Income) from Discontinued Operations	—	(12)	—

Shareholders’ Net Income (Loss)	(8)	(62)	11

Sun Life Financial Inc.	27

MANAGEMENT’S DISCUSSION AND ANALYSIS

MFS Investment Management

Business Profile

MFS is a significant U.S.-based asset management company, offering investment products and services in the U.S. and in other global markets to both retail and institutional investors. MFS offers mutual funds and manages variable annuities, retirement plans and other institutional separate accounts. It also provides distribution and transfer agent services for mutual funds and retirement plans. As at December 31, 2003, the Company’s equity interest in MFS was 93.2 per cent. The remaining 6.8 per cent was owned by MFS’ employees.

Competitive Position1

•	A premier global manager with total assets under management of $182.0 billion as at December 31, 2003
•	11th largest retail mutual fund company based on long-term assets under management[2] of $98 billion
•	6th largest manager of variable annuities based on assets under management of $31 billion

Strategy

•	Leverage superior long-term investment performance built on the strength of investment research
•	Broaden business platform to include added focus on institutional and international products
•	Solidify position in the wholesale distribution channel with superior products, quality service and value-added sales support
•	Capitalize on efficient operating infrastructure

2003 Highlights

•	Net sales of institutional products increased by 16 per cent on a U.S. dollar basis
•	Obtained substantial operational efficiencies from cost reduction efforts

Priorities for 2004

•	Continue expanding global distribution
•	Increase U.S. retail market share
•	Exceed investment performance benchmarks with at least 75 per cent of assets across all asset categories
•	Address issues arising from U.S. regulatory investigations into the investment management industry

Financial Results

Equity markets saw a general upward trend during the latter half of 2003. While the overall average of the S&P 500 was 965 for 2003 compared to 994 for 2002, the average for the fourth quarter of 2003 was 1,056, an increase of 19 per cent over fourth quarter 2002 average of 886. Primarily as a result of the improving equity markets in the latter half of the year, AUM increased by 24 per cent on a U.S. dollar basis. For 2003, MFS had a loss of $43 million, compared to earnings of $174 million for 2002. Excluding an after-tax charge of $211

Summary Statement of Operations

($ millions, except as noted)	2003	2002	2001

Net Investment Income	(9)	9	16
Fee Income	1,693	1,970	2,257

Total Revenue	1,684	1,979	2,273

Commissions & Other Expenses	1,727	1,673	1,856
Income Taxes	5	109	144
Non-Controlling Interests in Net Income of Subsidiaries	(5)	23	42

Shareholders’ Net Income (Loss) — Reported	(43)	174	231
Less Regulatory Settlement Provisions	(211)	—	—

Shareholders’ Net Income — Operating	168	174	231

Selected Financial Information

Sales (billions)
Gross	47.9	56.3	67.3
Net	6.0	5.1	26.4

Total AUM (billions)	182.0	179.4	220.2

Average Net Assets (billions)	174.7	192.8	214.7

Capital Employed	235	474	599

[1] Competitive statistics are based on published information at and for the year ended December 31, 2003 or the information available for the latest period before December 31, 2003 and do not include the impact of mergers and acquisitions closing after December 31, 2003.
[2] Long-term open-end mutual funds, excluding closed-end and money market funds.

Sun Life Financial Inc.	28

MANAGEMENT’S DISCUSSION AND ANALYSIS

million for the cost of the regulatory settlements related to frequent trading, and an unfavourable currency impact of $20 million, operating earnings1 in 2003 would have increased by eight per cent compared to 2002. This solid earnings performance reflected MFS’ expense management and diversification of its product platform.

Fee income was down $277 million, or 14 per cent primarily due to the weakening of the U.S. dollar against the Canadian currency.

MFS’ reduced operating expenses, excluding the aforementioned charge, to $810 million from $938 million in 2002. Correspondingly, operating expense-to-average net asset ratio decreased to 46 basis points from 49 basis points in 2002.

On the sales front, MFS reported gross sales of $47.9 billion in 2003, down five per cent from 2002 on a U.S. dollar basis. Growth in institutional and non-U.S. retail sales partially offset declines in U.S. mutual funds and variable annuities. On a net basis, MFS recorded positive sales of $6.0 billion compared to $5.1 billion in 2002. Excluding currency impact, net sales increased by 31 per cent over 2002.

During 2003, MFS continued to diversify its product portfolio and broaden its presence in institutional markets. At the end of 2003, institutional and international products represented 35 per cent of total assets under management, compared to 29 per cent as at December 31, 2002. This strategy enabled MFS to apply its investment management capabilities to a wider spectrum of products and markets, helping improve earnings stability.

Institutional Funds Assets Under Management*
(US$ billions)

MFS’ proven investment philosophy and research capability continued to produce superior investment performance in 2003. In the Lipper survey as at December 31, 2003, 72 per cent of the total number of MFS equity and fixed income funds ranked by Lipper achieved either the first or second quartile performance for the 3-year period. Results for 5 and 10-year periods were equally impressive, with 79 per cent and 73 per cent respectively, achieving the top two-quartile rankings.

Per Cent of the Number of Equity and
Fixed Income Funds Ranked in the Top Half
(as of December 31, 2003)

MFS was ranked #11 among mutual fund companies in the U.S. based on long-term open-end mutual fund assets at the end of 2003 compared to #10 in 2002. The drop in MFS’ ranking reflected the merger of two competitors in 2003. As at December 31, 2003, MFS had total open-end mutual fund assets of $99.8 billion, of which $98.0 billion were long-term mutual funds.

On February 5, 2004, MFS reached settlements with U.S. federal and state regulators related to administrative proceedings against it alleging false and misleading information in certain MFS fund prospectuses regarding market timing and related issues. Under the terms of the settlements, MFS neither admitted nor denied wrongdoing. The Company recorded a $211 million after-tax charge in the fourth quarter in connection with the SEC and New Hampshire settlements. As part of the settlement, MFS agreed with the Attorney General of the State of New York to reduce fees on the funds it advises by approximately US$25 million annually over the next five years.

[1] Operating net income is a non-GAAP measure and has no standardized definition under GAAP. This measure is presented to facilitate comparison to prior year earnings and may not be comparable to similar measures presented by other issuers. Financial results not specifically referred to as “operating” have been determined in accordance with GAAP.

Sun Life Financial Inc.	29

MANAGEMENT’S DISCUSSION AND ANALYSIS

Robert Pozen, a former Vice Chairman of Fidelity Investments and John Olin Visiting Professor at Harvard Law School, has been appointed Chairman of MFS. Robert J. Manning, has been named Chief Executive Officer, President and Chief Investment Officer of MFS. Mr. Manning, who joined MFS in 1984, is a member of the Management Committee and the Board of Directors of MFS and served as Chief Fixed Income Officer since 2001.

In addition to steps MFS had previously adopted to reinforce its frequent trading policies and procedures, MFS agreed to undertake a number of other governance reforms, including retaining an independent compliance consultant, creating an internal compliance controls committee, establishing a code of ethics oversight committee, and hiring a corporate ombudsman.

Sun Life Financial Inc.	30

MANAGEMENT’S DISCUSSION AND ANALYSIS

Sun Life Financial Asia

Business Profile

SLF Asia provides individual insurance in the Philippines, Hong Kong, India, China and Indonesia, group insurance in the Philippines and India, and wealth management products in India and the Philippines.

Competitive Position1

Poised for long-term growth with expansion in key markets.

•	2nd in individual life insurance by total premiums in the Philippines
•	2nd largest private insurer and 4th largest private mutual fund company in India through joint venture

[1]	Competitive statistics are based on published information at and for the year ended December 31, 2003 or the information available for the latest period before December 31, 2003 and do not include the impact of mergers and acquisitions closing after December 31, 2003.

Strategies

•	Build SLF Asia into a significant long-term revenue and earnings growth operation
•	Expand in core markets by leveraging the Company’s expertise in high return protection products and wealth management products and services
•	Support growth by building critical mass, expanding product offerings, broadening distribution channels and strengthening operating infrastructure

2003 Highlights

•	Individual insurance sales up 174 per cent in India and 79 per cent in China in local currencies
•	India life joint venture named best insurance company workplace in India
•	China joint venture had a successful first full year of operations achieving $8 million of sales
•	China joint venture obtained approval to begin preparation for life insurance operations in Beijing
•	Increased efficiency of the Philippine operations through back office consolidation and process improvements

Priorities for 2004

•	Continue to develop and expand alternative channels including bancassurance in core markets
•	Continue to strengthen the agency channel as a foundation for growth
•	Expand distribution reach particularly in India and China
•	Successfully launch life insurance operations in Beijing market and prepare for further China expansion
•	Ensure optimal infrastructure to support growth

Financial Results

For the year ended December 31, 2003, SLF Asia reported $37 million in earnings, up $13 million or 54 per cent from 2002. This increase was primarily due to effective expense management and higher investment income, partially offset by an unfavourable impact of $7 million due to currency movements. The Company’s Philippine operations had another year of solid earnings, contributing $47 million relative to $41 million in 2002. The earnings from the Philippine operations continued to serve as the principal source of funding for the Company’s growth in other Asian markets.

Summary Statement of Operations

($ millions, except as noted)	2003	2002	2001

Premiums	421	504	325
Net Investment Income	162	155	136
Fee Income	4	2	3

Total Revenue	587	661	464

Client Disbursements & Change in Actuarial Liabilities	388	450	280
Commissions & Other Expenses	150	176	159
Income Taxes	12	11	5

Shareholders’ Net Income	37	24	20

Selected Financial Information

Return on Equity	7.8%	4.8%	4.2%
Sales — New Annualized Premiums
Individual Life*	128	105	68

Total AUM (billions)	2.1	2.2	1.9

Capital Employed	443	519	514

*	Includes 100% of sales for joint ventures. Individual life sales would be $97 million, $92 million, and $68 million for 2003, 2002 and 2001, respectively, if joint venture sales were included at 50%.

Sun Life Financial Inc.	31

MANAGEMENT’S DISCUSSION AND ANALYSIS

Revenue decreased to $587 million, down $74 million or 11 per cent from 2002, reflecting the unfavourable effect of currency movement due to a stronger Canadian dollar and a decrease in the sale of single premium products in the Philippines. SLF Asia’s ROE for 2003 increased to 7.8 per cent from 4.8 per cent in 2002 due to improved earnings. Despite the improvement in 2003, the ROE in Asia remained in the single digit percentage, reflecting the impact of the Company’s continuing investments in the region in pursuit of long-term returns.

The Philippines

In 2003, the Philippine business unit ranked 2nd by total insurance premiums in the Philippine market. Competition in the industry intensified with new players broadening into non-agency channels, while consumer demand remained sluggish due to unfavourable economic conditions. The total insurance premiums in the Philippines decreased by 16 per cent to $198 million for the year ended December 31, 2003, primarily as a result of a decrease in sales of single premium products and also the decline of the Philippine peso against the Canadian dollar, which had an unfavourable impact of $31 million. Growth in sales of pre-need products remained strong, with sales increasing 19 per cent over 2002 on a local currency basis.

Philippines Operations
Total Insurance Premiums
(PHP billions)

On a local currency basis, earnings in the Philippines grew by 32 per cent in 2003. During 2003, the operation embarked on process re-engineering to enhance customer focus and to improve operating efficiencies. This will help ensure more sustainable business growth in the long term.

The mutual fund operations in the Philippines continued to perform strongly as gross sales increased by 31 per cent in 2003 compared to a year ago on a local currency basis. Mutual fund assets under management were $100 million as at December 31, 2003 and were up 64 per cent on a local currency basis compared to the 2002 level.

Hong Kong

After a growth in sales of 94 per cent in 2002, sales declined 15 per cent in 2003 on a local currency basis. Sales in the earlier months of 2003 were very low, being severely affected by the shift in consumer preference away from variable products and by the SARS outbreak. Anticipated growth in unit-linked products did not occur because of shifts in consumer preference and market volatility.

The Hong Kong operations responded to the market conditions by launching two new retirement products, revamping existing traditional products, restructuring the agency channel and continuing to strengthen the bancassurance and other channels. Also, there has been a considerable focus on improving the back office infrastructure and client service operations. These initiatives provide a solid platform for further growth moving forward.

Hong Kong Operations
New Annualized Premiums
(HK$ millions)

India

The Company’s India life insurance joint venture, Birla Sun Life Insurance Company Limited (Birla Sun Life), continued to experience rapid sales growth in 2003, with individual life sales up 156 per cent to $55 million for the year. On a local currency basis, individual life sales were up 174 per cent. In 2003, its third year of operation, Birla Sun Life’s achievements include:

●	Ranked second amongst private insurers in terms of first year annualized premiums
●	#1 in alternate channels based on annualized premiums
●	Highest average premium for individual life sales
●	Named the best insurance company workplace in India

Sun Life Financial Inc.	32

MANAGEMENT’S DISCUSSION AND ANALYSIS

Birla Sun Life
New Annualized Premiums*
($ millions)

     Birla Sun Life operated 33 branches in 27 cities in India at the end of 2003. To capture the high growth potential in the Indian market, the joint venture expanded its direct sales force to over 9,000 agents in 2003 compared to less than 4,000 a year ago. The joint venture has also diversified the sources of production via other channels such as bancassurance.

     The Company’s India asset management joint venture, Birla Sun Life Asset Management Company Limited, increased its asset base to $2.8 billion at the end of 2003 compared to $1.9 billion in 2002. The number of investor accounts grew to approximately 499,000 from 346,000 a year ago. It was the fourth largest private mutual fund company in India at the end of 2003.

China

     The year 2003 marked another important milestone for the Company’s China joint venture, Sun Life Everbright Life Insurance Company Limited. Following the successful launch of its life insurance operations in Tianjin in April 2002, the joint venture received regulatory approval to begin preparation for life insurance operations in Beijing.

     Despite the SARS outbreak, the Tianjin operations maintained strong sales momentum, with sales increasing to $8 million in 2003, representing an increase of 79 per cent relative to 20021 on a local currency basis. The launch of new products, active agency management and strong performance in some rural districts provided the sales increase. While the joint venture continued to grow its primary distribution channel, the agency force, to approximately 2,500 agents as at the end of 2003 from 1,600 a year ago, it also expanded into bancassurance through an alliance with three local banks as at December 31, 2003.

Indonesia

     After a slow first quarter, sales improved progressively with the launch of a unit-linked product at the end of 2002, which contributed approximately 50 per cent of the sales for 2003. Total sales in 2003 grew 61 per cent over 2002 on a local currency basis. The strong sales increase was mainly driven by the variable unit-linked product and improved agent productivity.

[1]	Since the joint venture commenced operations in April 2002, sales for 2002 represented only eight months versus twelve months in 2003.

Sun Life Financial Inc.	33

MANAGEMENT’S DISCUSSION AND ANALYSIS

Sun Life Financial United Kingdom

Business Profile

SLF U.K. manages a large block of in-force annuity and insurance policies. The Company no longer offers annuity or insurance products to new customers and the in-force policies now constitute a run-off block of business.

Strategies

•	Realize the underlying value of in-force business
•	Maximize return on equity by effective capital management
•	Minimize operational risks and regulatory exposures

2003 Highlights

•	Maintained a high level of ROE at 21.5 per cent
•	Sold the group business
•	Completed migration of individual life and pension policies from legacy systems onto one common system
•	Transferred £125 million of capital for redeployment in other business areas

Priorities for 2004

•	Deliver stable net income from the underlying insurance business
•	Continue to reduce administration costs of in-force business
•	Maintain good level of customer service
•	Continue to maximize shareholder value

Financial Results

For the year ended December 31, 2003, SLF U.K. contributed $203 million to the Company’s earnings, an increase of seven per cent relative to 2002. Earnings from the U.K. individual insurance business increased by $36 million or 24 per cent compared to 2002. This improvement was largely attributable to a reduction in operating expenses, improvements in equity markets and the favourable impact of reinsurance arrangements effected in 2003.

The strong earnings performance continued to underscore the success of the Company’s strategic shift, implemented in 2001. In 2003, the sale of the U.K. group health business and the renewal rights of the group life business, along with the outsourcing of the back office operations for the remaining U.K. group life business, further allowed the Company to focus on realizing the value of its U.K. in-force annuity and insurance business.

Revenue declined by $385 million or 21 per cent compared to 2002, primarily due to the sale of the group business, lower individual premiums as the closed block of business runs off and a reduction in annuity vestings. ROE for the year was 21.5 per cent, primarily reflecting the strong earnings performance and the impact of capital transfers to the Company.

Equity capital employed in the U.K. decreased to $908 million, down $112 million compared to 2002. The decrease was largely due to the transfer of capital for redeployment in other business areas of the Company, as well as a decline in the British pound sterling against the Canadian dollar.

Summary Statement of Operations

($ millions, except as noted)	2003	2002	2001

Premiums	724	990	967
Net Investment Income	626	730	934
Fee Income	93	108	166

Total Revenue	1,443	1,828	2,067

Client Disbursements & Change in Actuarial Liabilities	1,069	1,426	1,499
Commissions & Other Expenses	163	230	395
Income Taxes	8	(18)	(7)

Shareholders’ Net Income	203	190	180

Selected Financial Information

Return on Equity	21.5%	21.9%	15.8%

Total AUM (billions)	17.6	19.8	20.3

Capital Employed	1,207	1,400	1,242

Sun Life Financial Inc.	34

MANAGEMENT’S DISCUSSION AND ANALYSIS

Corporate Capital

Business Profile

Corporate Capital refers to investment income, expenses, capital and other items not allocated to the Company’s operating units. This reporting unit also includes the Company’s run-off reinsurance line, which is a closed block of mostly accident and health reinsurance business.

2003 Highlights

•	Purchased and cancelled 18 million shares as part of stock repurchase program
•	Redeemed $165 million of subordinated debentures

Priorities for 2004

•	Continue to develop, evaluate and execute value enhancing opportunities
•	Continue to optimize the Company’s overall capital structure

Financial Results

For the year ended December 31, 2003, Corporate Capital reported a loss of $20 million compared to a loss of $277 million in 2002. Full year 2003 results improved by $257 million over 2002 results, which included a $217 million restructuring charge. The improvements in equity markets at December 31, 2003 would have allowed the Company to set lower reserves held for guaranteed minimum income benefits. However, the reserves were only partially released in order to provide additional protection in the event of a future decline in equity markets.

Equity increased to $1.4 billion from the $788 million as at December 31, 2002, primarily reflecting the transfer of capital from operating units to Corporate Capital during the year, partially reduced by amounts for the Company’s share buyback program and shareholder dividends paid out in the year.

Summary Statement of Operations*

($ millions)	2003	2002**	2001

Premiums	127	71	88
Net Investment Income	297	500	444
Fee Income	16	(4)	1

Total Revenue	440	567	533

Client Disbursements & Change in Actuarial Liabilities	(77)	500	134
Commissions & Other Expenses	555	483	341
Income Taxes	(77)	(233)	33
Non-controlling Interests in Net Income of Subsidiaries	59	46	8
Loss (Income) from Discontinued Operations	—	48	—

Shareholders’ Net Income (Loss)	(20)	(277)	17

Capital Employed	1,917	986	227

* Excluding consolidation adjustments of activities between segments.

** As restated.

Sun Life Financial Inc.	35

MANAGEMENT’S DISCUSSION AND ANALYSIS

Risk Management

Risk Framework

The basis of risk management within the Company is embedded in the enterprise-wide risk management framework, which was developed and adopted to enable the Company to effectively manage its risks. The framework provides oversight to the risk management activities within major operating areas and business units, as it is designed to provide discipline and consistency to the practice of risk management in all business units.

Objectives: The framework specifies the four key objectives of the risk management program: (i) avoidance of risks that could materially affect the value of the Company; (ii) contribution to sustainable earnings; (iii) acceptance of risks that the Company can manage in order to increase returns; and (iv) transparent disclosure of the Company’s risks.

Risk Philosophy: The Company is in the business of accepting risks for appropriate return. It will take on those risks that meet the objectives of the organization. The program design aligns risk management with the corporate vision and strategy and embeds it within the business management practices of the business units.

Risk Culture: The risk culture of the Company entails a common philosophy and principles about risk, supported by consistent expectations, beliefs, attitudes and behaviours.

Accountabilities: Accountability provides clear lines of responsibility and authority for risk acceptance and risk taking. The Board of Directors has appointed a standing committee, the Risk Review Committee, composed of independent directors, which is dedicated to the oversight of risk management within the Company. The committee’s key duties include responsibility for: (i) ensuring that the major areas of risk of the business activities of the Company are identified and reviewed by management, and (ii) approving, and reviewing compliance with, the policies and programs implemented by the Company for the management and control of risk. The responsibility for the management of risk has been delegated to management who report on key risk issues to the committee on a regular basis.

The foundation of the Company’s risk framework is the risk identification, assessment and management program, which utilizes common categorization of risk; risk management processes; and risk policies to govern the activities of the organization by providing standards for measurement and control of the risks to which the Company is exposed.

Key Risk Processes

The Company has a formal risk management program which is implemented by management in each business group. The risk management program includes a process that applies qualitative and quantitative analysis of the risk exposures, with appropriate reporting to senior management and the Board of Directors. The results of such reporting are utilized to develop a company-wide view of the most significant risks, which is developed on an annual basis and reported to the Risk Review Committee.

Market Risk Tolerance and Earnings at Risk

The Company has established market risk tolerance limits that set out the maximum income sensitivity of business groups to changes in interest rates, equities and foreign exchange markets. These limits are based on the sensitivity of a one-year forward projection of income tested by business groups against a set of internally prescribed market shocks. Deviations from the applicable limits are reported to the Risk Review Committee.

To complement the above, the Company has also developed an Earnings-at-Risk measurement model. The model provides to management and the Risk Review Committee an analysis of capital market risks at a 95th percentile confidence level of the maximum deviation of earnings by major businesses based on a one-year forward projection. The Earnings-at-Risk model is also able to project a distribution of possible deviations of earnings to further assist in risk management activities.

Sun Life Financial Inc.	36

MANAGEMENT’S DISCUSSION AND ANALYSIS

Sensitivity of Earnings

The following table sets out the sensitivity of the Company’s earnings to changes in the interest rate environment and equity markets based on the existing business mix. These amounts are estimated assuming limited management actions to mitigate the impact of the changes, but do reflect activities undertaken in early 2004 to reduce interest rate sensitivities. Interest rate sensitivity has increased from 2002 as a result of the sustained low interest rate environment.

Increase (Decrease)
($ millions)	in Earnings

Interest Rate Sensitivity(1)
1% Increase	107
1% Decrease	(100)
Equity Market Sensitivity(2)
10% Increase	171
10% Decrease	(110)

(1)	Represents a 100 basis point parallel shift in assumed interest rates across the entire yield curve

(2)	Represents the percentage change in equity markets

Risk Policies

The Company has adopted consolidated risk management policies to provide a consistent approach to measurement, mitigation and control and monitoring of risk exposures. Risk policies have been established with respect to the major risks facing the Company.

Risk Categories

The risks facing the Company can generally be classified into four categories:

●	Market risk: the uncertainty arising from changes in market prices or indices and the cost of embedded options and guarantees related to equity markets and/or interest rates;
●	Credit risk: the uncertainty surrounding the likelihood of default;
●	Insurance risk: the uncertainty due to differences between the actual and expected amounts of claims and benefit payments and the cost of embedded options and guarantees related to insurance risks;
●	Operational risk: the uncertainty arising from events caused by failures of people, process and technology as well as external dependencies.

MARKET RISK

Asset/Liability Management

The Company’s asset/liability management maximizes long-term economic value within established risk tolerance limits and constraints. The Company’s insurance liabilities are segmented according to major product type with investment guidelines established for each segment. Asset mix, asset quality, liquidity and interest rate exposure are regularly measured and compared to policy objectives and liability requirements for each product segment.

Interest rate risk is the risk of asset-liability mismatch resulting from interest rate volatility.

To manage interest rate risk, the Company has a matching policy for each portfolio of assets and associated liabilities in order to keep potential losses within acceptable limits. For interest sensitive business lines, such as individual and group annuities, the primary approach is to manage the sensitivity of the duration gap between assets and liabilities. Duration gap analysis measures the sensitivity of a change of the duration gap between assets, liabilities and off-balance sheet instruments to interest rate changes. Specifically, the Company employs a “key rate duration” technique that examines the duration gap of assets and liabilities at discrete points on the yield curve. These gaps are managed within specified tolerance limits.

Market risk is the uncertainty arising from changes in market prices or indices and the cost of embedded options and guarantees related to equity markets and/or interest rates.

To manage market risk, the Company’s exposure to these market risks is monitored and managed against established risk tolerance limits, such as the Earnings-at-Risk monitoring tools noted above. Stock holdings

Sun Life Financial Inc.	37

MANAGEMENT’S DISCUSSION AND ANALYSIS

are diversified by industry type and corporate entity. Real estate holdings are diversified by location and property type. The effects of a large and sustained adverse market movement are regularly monitored through Dynamic Capital Adequacy Testing and other stress testing techniques.

Other important factors to consider in assessing the Company’s exposure to market risk include the use of derivatives and the Company’s policies regarding liquidity management and foreign exchange risk. Additional discussion on the Company’s use of derivatives and its policies on liquidity management are disclosed in the Financial Position and Liquidity section. Discussion on the impact of currency fluctuations and other risk factors can be found on pages 21 to 26 in the Company’s 2003 AIF.

CREDIT RISK

Credit Risk Management

Credit risk is the uncertainty surrounding the likelihood of default.

To manage credit risk associated with fixed income investments, the Company uses detailed credit and underwriting policies, detailed diversification requirements, comprehensive due diligence and aggregate counter-party exposure limits within fixed income portfolios. A numerical credit risk factor is assigned to all fixed income investments and an aggregate credit risk factor is developed for major operations and the Company in aggregate, which are monitored against pre-established limits and reported periodically to the Board of Directors. Provisions for impaired assets are charged against the carrying value of the asset. Allowances for possible future asset defaults are also provided for in the actuarial reserves.

Reinsurance Ceded Risk Management

Reinsurance ceded risk is the counterparty risk relating to externally reinsuring exposures.

The Company maintains a reinsurance ceded policy to establish limits and to monitor the level of reinsurance ceded to any single reinsurer or group of reinsurers. These limits are also consolidated across operations to capture total exposure to any single reinsurer.

INSURANCE RISK

Product Design & Pricing Risk

Product design & pricing risk is the risk arising from inappropriate or inadequate product design and pricing including deviations from the assumptions used in pricing products as a result of uncertainty concerning future investment yields, mortality and morbidity experience, expenses, rates of policy termination and taxes.

To manage product design and pricing risk the Company sets standards and guidelines that address product design and pricing methods, pricing assumptions, profit margin objectives, required scenario analysis, documentation, internal peer review and pricing approval processes. The product design and pricing risk management process also includes completion of an annual compliance assessment by all business units and the internal audit of business unit pricing on a rotating basis.

Mortality and Morbidity Risk Management

Mortality and morbidity risk is the risk of incurring higher than anticipated mortality and morbidity claim losses on any one policy or group of policies.

To manage mortality and morbidity risk, the Company follows detailed uniform underwriting procedures to determine the insurability of applicants and to manage exposure to large claims. Underwriting requirement limits are regularly scrutinized against industry standards.

Group insurance policies are underwritten prior to the issue of the policy and again at each renewal. The Company’s group insurance underwriting is driven by risk selection, plan design and rating techniques.

The risk policies approved by the Board of Directors include limits on the maximum amount of insurance that may be issued and the maximum amount that may be retained. These limits vary by geographic region. Amounts in excess of these limits are reinsured.

OPERATIONAL RISK

Operational Risk Management

Operational risk is the uncertainty arising from events caused by failures of people, processes or technology as well as external dependencies.

To manage operational risk, the Company has worldwide policies and guidelines as well as specific

Sun Life Financial Inc.	38

MANAGEMENT’S DISCUSSION AND ANALYSIS

policies and guidelines for each business in which it operates.

The Company has established a formal risk identification program in which management for each business group identifies the current key risks that may impact upon the business. Exposures to these risks are assessed on a qualitative and quantitative basis. Risk control programs are documented and action plans are established for mitigating the exposure. Utilizing the input from the Business Groups, the Company also identifies the key risks that may materially impact the corporation as a whole. These risks are monitored regularly by senior management and reported to the Risk Review Committee on an annual basis.

The Company maintains a comprehensive insurance program that provides protection against potential losses. This program includes appropriate levels of self-insurance. The Company’s environmental risk management program is designed to protect investment assets from losses due to environmental problems and to ensure compliance with applicable laws. The Environmental risks arise primarily from the Company’s real estate, mortgages and structured finance portfolios. The senior investment officer in each Business Group is responsible for ensuring that the local environmental policy is appropriate for local operating conditions.

An expanded description of the Company’s risk factors can be found on pages 21 to 26 of the Company’s 2003 AIF.

Sun Life Financial Inc.	39

MANAGEMENT’S DISCUSSION AND ANALYSIS

Critical Accounting Estimates

The Company’s significant accounting policies, including actuarial policies, are described in detail in Notes 1, 2, 8, 9 and 11 to the Company’s Consolidated Financial Statements. These policies require management to make judgments involving assumptions and estimates, some of which may relate to matters that are inherently uncertain. The estimates described below are considered particularly critical to understanding the Company’s financial performance. As part of the Company’s financial control and reporting, judgements involving assumptions and estimates are reviewed internally and by independent advisors on a regular basis. Accounting policies requiring estimates are applied consistently in the determination of the Company’s financial results.

BENEFITS TO POLICYHOLDERS

The Company’s benefit payment obligations over the life of its annuity and insurance products are determined by internal valuation models and are recorded in its financial statements, primarily in the form of actuarial liabilities. The determination of the value of these obligations is fundamental to the Company’s financial results and it requires management to make certain assumptions about, among other factors, mortality and morbidity rates, policy terminations, equity market performance, interest rates, asset default, inflation and expenses over the life of its products.

In calculating actuarial liabilities and other policy liabilities, assumptions must be made about the timing and amount of many events, including death, accident or sickness disability, investment, inflation, policy termination, expenses, taxes, premiums, commissions and policyholder dividends. The general approaches to the setting of the assumptions used by the Company are described later in this section.

The Company uses best estimate assumptions for expected future experience. Uncertainty is inherent in the process, as no one can accurately predict the future. Some assumptions relate to events that are anticipated to occur many years in the future and are likely to require subsequent revision. Additional provisions are included in the actuarial liabilities to provide for possible adverse deviations from the best estimates. If the assumption is more susceptible to change or if the actuary is less certain about the underlying best estimate assumption, a correspondingly larger provision is included in the actuarial liabilities.

In determining these provisions, the Company ensures:

●	When taken one at a time, each provision is reasonable with respect to the underlying best estimate assumption, and the extent of uncertainty present in making that assumption.
●	In total, the cumulative effect of all provisions is reasonable with respect to the total actuarial liabilities.

With the passage of time and resulting reduction in estimation risk, the provisions are released into income. In recognition of the long-term nature of policy liabilities, the margin for possible deviations generally increases for contingencies further in the future. The best estimate assumptions and margins for adverse deviations are reviewed annually and revisions are made where deemed necessary and prudent.

▶  Mortality

Mortality refers to the rate at which death occurs for a defined group of people. Insurance mortality assumptions are generally based on the Company’s average five-year experience. For annuities, Company experience is combined with industry experience, since the Company’s own experience is insufficient to be statistically reliable. Assumed future mortality rates on annuities are adjusted to reflect expected improvements in mortality. Assumed mortality rates for life insurance contracts do not reflect any future improvement that might occur.

For products where higher mortality would be financially adverse to the Company, a one per cent increase in the best estimate assumption would decrease the net income by $84 million. For products where lower mortality would be financially adverse to the Company, a one per cent reduction in the mortality assumption would decrease the net income by $30 million.

▶  Morbidity

Morbidity refers to the rate of accident or sickness, and recovery therefrom, for a defined group of people. Most of the Company’s disability insurance is marketed on a group basis. In Canada, the Company offers critical illness policies on an individual basis and long-term care both on a group and individual basis. Medical stop loss insurance is offered on a

Sun Life Financial Inc.	40

MANAGEMENT’S DISCUSSION AND ANALYSIS

group basis in the United States. In Canada, group morbidity assumptions are based on the Company’s five-year average experience, modified to reflect the trend in recovery rates. For long-term care and critical illness insurance, assumptions are developed in collaboration with our reinsurers and are largely based on their experience. In the United States, Company experience is used for both medical stop loss and disability assumptions, with some consideration for industry experience. Larger provisions for adverse deviation are used for those benefits where Company or industry experience is limited. For products where the morbidity is a significant assumption, a one per cent change in that assumption would reduce the net income by $17 million.

▶  Policy Termination Rates

Policyholders may allow their policies to terminate prior to the end of the contractual coverage period by choosing not to continue to pay premiums or by exercising one of the non-forfeiture options in the contract. Assumptions for termination experience on life insurance are generally based on the Company’s average five-year experience. Termination rates vary by plan, age at issue, method of premium payment and policy duration. For universal life contracts, it is also necessary to set assumptions about premium cessation occurring prior to termination of the policy. Studies prepared by industry or actuarial bodies are used for certain products where the Company’s experience is too limited to be statistically valid.

For individual life insurance products where fewer terminations would be financially adverse to the Company, net income would be decreased by $56 million if the termination rate assumption was reduced by 10 per cent starting in policy year six (five per cent for participating policies and policies with adjustable premiums). For products where more terminations would be financially adverse to the Company, net income would be decreased by $61 million if an extra one per cent of the in-force policies were assumed to terminate each year beginning in policy year six (0.5 per cent for participating policies and policies with adjustable premiums).

▶  Equity Markets and Segregated Fund Guarantees

The Company has a large volume of accumulation annuities primarily in the United States subject to equity market movements. The Company also reinsures the guarantees offered on accumulation annuities issued by other insurance companies in the United States, although the Company no longer accepts new business on these reinsurance treaties. The Company monitors its experience for these guarantees on a monthly basis, and has hedged a large percentage of its exposure with long dated put options against the S&P 500. Effective January 1, 2004, the rules for accounting for hedge instruments have changed. Taking account of this, and in recognition of the fact that equity markets, in particular the S&P 500, have risen significantly in the past few months, the Company decided to revise its hedging strategy going forward to more effectively manage the impact of equity market changes over a broader range of the S&P 500 index. In addition, the improvement in equity markets at December 31, 2003 would have allowed the Company to set lower reserves held for guaranteed minimum death benefit and guaranteed minimum income benefit. However, the reserves were not released in order to provide additional protection in the event of a future decline in equity markets.

The Company has a block of unit-linked products in the United Kingdom which offer guaranteed annuity purchase price options. While not segregated fund guarantees, the exposure to the annuity options is dependent on the equity market movements.

The Company has a large volume of accumulation annuities primarily in the United States subject to equity market movements. The Company monitors its experience for the accumulation annuities sold in the United States on a monthly basis, and has hedged a large percentage of its exposure with long dated put options against the S&P 500. The sensitivity of the actuarial liability for the various guarantees offered under these products to changes in the equity market is significant for those blocks of business. For example, an immediate 10% drop in equity markets as at December 31, 2003 would decrease the net income for segregated fund guarantees by $77 million. The impact of this change on net income is included in the equity market sensitivities reported in the table on page 37.

▶  Interest Rates

Interest rate risk is the potential for financial loss arising from changes in interest rates. For example, the Company is exposed to this risk when the cash flows from assets and the policy obligations they support are significantly mismatched. This mismatch may result in the need to either sell assets to meet policy payments and expenses, or to re-invest excess asset cash flows under unfavourable interest environments.

To manage this risk, a matching policy is established for each portfolio of assets and related liabilities.

Sun Life Financial Inc.	41

MANAGEMENT’S DISCUSSION AND ANALYSIS

Asset/liability management programs are in place to implement this policy. The primary approach used is duration gap analysis, which measures the sensitivity of assets and liabilities to interest rate changes across the entire yield curve. Key rate duration analysis is used to examine the duration gap of assets and liabilities at discrete intervals on the yield curve. These gaps are managed within specified tolerance limits.

Interest rate sensitivity is provided for in the actuarial liabilities for all policies, with adequate provisions to absorb moderate changes in interest rates.

For certain product types, including participating insurance and certain forms of universal life policies and annuities, the effect of changes in the interest rate environment will be largely passed through to policyholders as changes to the amount of dividends declared or to the rate of interest credited. These changes occur routinely as interest rates change, and reflect the normal operation of these policies according to their contractual terms.

An immediate one per cent parallel increase in interest rates at December 31, 2003 across the entire yield curve, assuming the Company did not take any investment actions other than those taken in early 2004, would result in an estimated increase in net income of $107 million. Conversely, an immediate one per cent parallel decrease in interest rates, assuming no investment actions other than those taken in early 2004, would result in an estimated decrease in net income of $100 million. Included in the impact in earnings is the impact on the change in actuarial reserves.

▶  Asset Default

In addition to the allowances for losses on invested assets outlined in Note 8 of the Company’s 2003 Consolidated Financial Statements, the actuarial liabilities included an amount of $2.0 billion determined on a pre-tax basis to provide for possible future asset defaults and loss of asset value. This provision results from a reduction in the expected future investment yield or a reduction in the value of equity assets recognized in the computation of actuarial liabilities. The reduction varies depending on the creditworthiness of the class of asset.

▶  Operating Expenses and Inflation

Actuarial liabilities provide for future policy-related expenses. These include the costs of premium collection, claims adjudication and processing, actuarial calculations, preparation and mailing of policy statements and related indirect expenses and overhead. Expense assumptions are mainly based upon recent Company experience using an internal expense allocation methodology. The increases assumed in future expenses are consistent with the inflation rate used in the scenario testing under the standards established by the Canadian Institute of Actuaries. The sensitivity of actuarial liabilities to a 10 per cent increase in unit expenses company-wide would result in a decrease in net income of $238 million.

MARKET VALUE OF INVESTMENTS

As described in Note 1 to the Company’s 2003 Consolidated Financial Statements, stocks, including certain other equity type investments, and real estate are originally recorded at cost and the carrying value is adjusted toward fair value each quarter at rates of five per cent and three per cent, respectively. Fair values of stocks and certain other equity investments are disclosed in Note 8(a) of the Company’s Consolidated Financial Statements and are based on quoted market prices or references to market values for similar investments. For real estate, market values are determined by qualified appraisers. Appraisals are obtained annually for high value properties and at least once every three years for other properties.

Certain equity derivatives are accounted for on the same basis as stocks, while other equity index futures, swaps, forwards and options are reported at their fair values on the balance sheet with increases and decreases in their value reported in net investment income. For more details, refer to Note 1 to the Company’s 2003 Consolidated Financial Statements.

Fair values of interest rate swap and foreign exchange contracts are determined by discounting expected future cash flows using market interest and exchange rates for similar instruments. Fair values of options, financial futures and common stock index swaps are based on quoted market prices or the value of the underlying securities or indices.

Market values are subject to fluctuations as economic and business conditions change. Where a readily observable market value is not available, management judgement is required in determining market values. As at December 31, 2003, the market value of stocks, including certain other equity type investments, and real estate comprised approximately eight per cent of invested assets.

Sun Life Financial Inc.	42

MANAGEMENT’S DISCUSSION AND ANALYSIS

ALLOWANCE FOR INVESTMENT LOSSES

The Company had total general fund invested assets of $97.2 billion as at December 31, 2003, the majority of which was invested in medium to long-term, high quality fixed income instruments. The Company maintains a prudent policy in setting the allowance for investment losses. Comprehensive reviews are performed on the Company’s invested assets on a regular basis. Management considers various factors to identify invested assets of potential concern. Consideration is given to general economic and business conditions, industry trends, specific developments with regard to security issuers and current market values where available. When an asset is classified as impaired, allowances for losses are established to adjust the carrying value of the asset to its estimated recoverable amount. The determination of the estimated recoverable amount is based on estimates of net realizable value. The use of different methodologies and assumptions may have a material effect on the estimates of net realizable value. Sectoral allowances are also established for classes of assets when there is concern about the ultimate collection of principal or interest because of a general deterioration of a particular business sector. These allowances represent management’s best estimate, based on market conditions, of probable losses within a portfolio that have not yet been specifically identified. Provisions for losses on investments, which increase the allowances, are charged against net investment income. Write-offs, net of any recoveries, reduce the allowances.

As at December 31, 2003, the Company’s total impaired assets amounted to $457 million, which were net of specific allowances of $242 million. The corresponding market value of these impaired assets was approximately $456 million as at December 31, 2003.

GOODWILL AND OTHER INTANGIBLES

Goodwill represents the excess of the cost of businesses acquired over the fair value of the net identifiable tangible and intangible assets. The Company had a carrying value of $6.0 billion in goodwill as at December 31, 2003, consisting primarily of $3.7 billion arising from the Clarica acquisition and $1.6 billion arising from the Keyport acquisition.

Identifiable intangible assets consist of finite-life and indefinite-life intangible assets. As at December 31, 2003, the Company’s finite-life intangible assets had a carrying value of $601 million, reflecting primarily the value of the banking distribution channel, the sales potential of its field force, and asset administration contracts. The Company’s indefinite-life intangible assets had a carrying value of $906 million, reflecting fund management contracts, brand names and state licenses.

The goodwill and indefinite-life intangible assets are tested for impairment on an annual basis, based on the fair values of the reporting units and the intangible assets.

Accounting Policies

Changes in Accounting Policies in 2003

In 2003, the Company adopted certain new accounting standards and policies that are detailed in Note 2 to the Company’s 2003 Consolidated Financial Statements. None of these changes are considered material to the determination of the Company’s financial position or results.

Future Adoption

The Company intends to adopt the following recently issued accounting standards in future years. The standards are summarized below and detailed in Note 2 to the Company’s 2003 Consolidated Financial Statements.

▶  Hedging Relationships

The Company will adopt Hedging Relationships, CICA Handbook Accounting Guideline 13, on January 1, 2004. This Guideline requires that all conditions with respect to identification, documentation, designation and effectiveness of hedges be met before hedge accounting can be adopted and applies to all hedges existing on or after January 1, 2004. Certain of the derivatives that are still considered to be part of a hedging relationship, including the options that hedge the guaranteed minimum death benefit products, will not qualify for hedge accounting under the new requirements in Accounting Guideline 13. As a result, these derivatives will be carried at their fair values effective January 1, 2004. The resulting transitional gain will be deferred and recognized into income in the same period as the original hedged items. Subsequent increases or decreases in the fair values of these derivatives will be reported in net investment income in the consolidated statements of operations.

Sun Life Financial Inc.	43

MANAGEMENT’S DISCUSSION AND ANALYSIS

▶  Consolidation of Variable Interest Entities

The Company will adopt Consolidation of Variable Interest Entities, CICA Handbook Accounting Guideline 15 on January 1, 2005. This Guideline provides guidance for application of consolidation principles to those entities defined as variable interest entities (VIEs) in which equity investors do not have the characteristics of a “controlling financial interest” or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The Guideline requires that all entities be designated as either voting interest entities or variable interest entities. VIEs are subject to consolidation by the Primary Beneficiary which is defined as the party who has exposure to the majority of a VIE’s expected losses and/or expected residual returns.

The CICA is monitoring the developments of the Financial Accounting Standards Board (FASB) relating to recently issued revised FASB Interpretation No. 46, Consolidation of Variable Interest Entities, the U.S. GAAP equivalent of Accounting Guideline 15, since the intention is to harmonize the Accounting Guideline with U.S. GAAP. The Company will continue to review the status of VIEs as this harmonization occurs.

▶  Financial Instruments Disclosure and Presentation

The Company will adopt the amendments to the accounting requirements in CICA Handbook Section 3860, Financial Instruments – Disclosure and Presentation on January 1, 2005. Securities issued by the Company that give the Company an unrestricted obligation to settle the principal amount in cash or in the equivalent value of its own shares, must be classified as debt.

In the third quarter 2003 interim financial statements, the Company indicated that it would adopt these amendments on January 1, 2004. Subsequent to the issue of those financial statements, the CICA announced the postponement of the effective date of implementation to January 1, 2005. As a result, the Company will not be adopting the new accounting requirements until January 1, 2005, and therefore will no longer be required to reclassify the Sun Life ExchangEable Capital Securities issued by Sun Life Capital Trust (the Trust) from non-controlling interests in subsidiaries to other liabilities, as it is expected that the Trust will be deconsolidated upon adoption of the Consolidation of Variable Interest Entities, Accounting Guideline 15, on the same date.

▶  Impairment of Long Lived Assets

The Company will adopt Impairment of Long-Lived Assets, CICA Handbook Section 3063, on January 1, 2004. Under this standard an impairment loss is recognized when the carrying amount of an asset to be held and used exceeds the sum of the undiscounted cash flows expected from its use and eventual disposition. The Company does not expect this standard to have a material effect on the consolidated financial statements.

Sun Life Financial Inc.	44

MANAGEMENT’S DISCUSSION AND ANALYSIS

Investments

The Company holds a diverse set of portfolios for its asset management, mutual fund and variable annuity operations, as well as for the Company’s general funds. The Company maintains prudent, uniform investment policies with specific guidelines appropriate for each of its business groups. For its general funds, the Company focuses on maintaining high-quality, well-diversified portfolios that are appropriate for its general fund obligations. The investment of the Company’s general funds is described below.

Investment Policies

The primary aim of the Company’s investment strategy for its general fund assets is to ensure that all investments are properly structured relative to the maturities of their liabilities and that adequate liquidity is maintained at all times. The Risk Review Committee of the Board of Directors regularly reviews and approves investment policies that set prudent standards and procedures for the investment of the Company’s assets. These policies include limits for interest rate, credit, equity market, real estate market, liquidity, concentration, currency and derivative risks. Compliance with these policies is monitored and reported upon by the Company’s Corporate Office on a regular basis. In addition, management is required to advise the Board of Directors annually, in writing, whether there has been adherence to these policies.

Investment Profile

The Company had total consolidated general fund invested assets of $97.2 billion at December 31, 2003, compared to $110.5 billion at December 31, 2002. The decrease was primarily due to the strengthening of the Canadian dollar, which reduced assets by $10.6 billion, and the sale of Clarica U.S. in January 2003, which had invested assets of $5.1 billion at December 31, 2002.

The investment portfolio is broadly diversified and carefully managed with respect to the nature of the Company’s underlying policy obligations. The Company invests the majority of its general funds in medium to long term fixed income instruments such as bonds and mortgages. The Company’s portfolio composition is very conservative, with approximately 90 per cent of the general funds in cash and fixed income investments as at December 31, 2003. Real estate comprised three per cent of the general funds, of which approximately 67 per cent related to the participating policyholders’ account. Common stock comprised approximately four per cent of the general funds, of which approximately 73 per cent was related to the participating policyholders’ account. The Company’s shareholders’ net income generally is not affected by the performance of investments held in the participating policyholders’ account.

Investments

	2003		2002		2001

($ millions)	Carrying Value	% of Total	Carrying Value	% of Total	Carrying Value	% of Total

Bonds	66,090	68	73,367	66	48,077	65
Mortgages	13,601	14	15,799	14	8,622	12
Stocks	3,473	4	4,221	4	4,882	7
Real Estate	3,067	3	3,223	3	2,316	3
Cash and Equivalent Investments	4,972	5	7,152	7	4,809	7
Policy Loans and Other Invested Assets	5,973	6	6,726	6	4,558	6

Total Carrying Value	97,176	100	110,488	100	73,264	100

Total Market Value	102,252		114,993		74,763

Bonds

The Company's bond portfolio represented 68 per cent of invested assets at December 31, 2003, compared to 66 per cent at the end of the previous year. The Company's bond portfolio is actively managed through a regular program of purchases and sales directed at optimizing yield, quality and liquidity,

Bonds by Investment Grade

Sun Life Financial Inc.	45

MANAGEMENT’S DISCUSSION AND ANALYSIS

while ensuring that the asset portfolio remains matched to liability requirements. At December 31, 2003, the bond portfolio had a carrying value of $66.1 billion and a market value of $70.1 billion compared with $73.4 billion and $77.5 billion at the end of 2002. The decrease in bond investments was primarily attributable to the strengthening of the Canadian dollar, which had the effect of reducing bonds by $8.2 billion, and the sale of Clarica U.S. in January 2003 which had bonds of $3.9 billion at December 31, 2002.

At December 31, 2003 and 2002 the Company held $15.1 billion and $17.4 billion, respectively, of non-public bonds, which constituted 23 per cent and 24 per cent, respectively, of the Company’s overall bond portfolio. Of such amounts, non-public bonds rated “A” or higher represented 54 per cent and 52 per cent, respectively, of total non-public bonds, and non-public bonds rated “BBB” or higher represented 91 per cent and 89 per cent, respectively, of total non-public bonds at such dates. The decrease in non-public bond holdings was primarily due to the impact of the strengthening of the Canadian dollar and the sale of Clarica U.S. in January 2003.

The Company’s bond portfolio is also diversified by country. As at December 31, 2003, 39 per cent of the total bond portfolio was invested in Canada, 44 per cent in the U.S. and 11 per cent in the U.K., based on the jurisdiction of the incorporation of issuers.

Mortgages

The Company’s mortgage portfolio represented 14 per cent of invested assets at December 31, 2003, unchanged from the end of 2002. The Company’s mortgage portfolio totalled approximately $13.6 billion compared to $15.8 billion at the end of 2002. The decrease in mortgage investments was primarily attributable to the disposition of Clarica U.S., the impact of the strengthening of the Canadian dollar and the securitization of mortgages during 2003 in the United States. As at December 31, 2003, 72 per cent of the total mortgage portfolio was invested in Canada, 26 per cent in the U.S., and two per cent in the U.K.

The Company’s mortgage portfolio is almost entirely first mortgages. While the Company generally requires a maximum loan to value ratio of 75 per cent, it may invest in mortgages with a higher loan to value ratio in Canada if the mortgage is insured.

As at December 31, 2003, commercial mortgages accounted for 70 per cent and residential mortgages accounted for 30 per cent of the Company’s total mortgage portfolio. Approximately 48 per cent of mortgage loans mature by December 31, 2008. As part of its ongoing investment activities, the Company seeks to renew a significant proportion of those mortgages that meet the Company’s investment criteria.

The Company also originates and manages mortgage-backed investments for institutional clients. This fee-based business allows the Company to leverage its extensive commercial mortgage underwriting expertise and enhance its asset management strength. In 2003, the Company offered $623 million of commercial mortgage-backed securities in the U.S. The Company had $1.9 billion in managed mortgage assets as at December 31, 2003, compared to $1.8 billion at the end of 2002.

Stocks

The Company’s equity portfolio represented four per cent of invested assets at December 31, 2003, unchanged from the end of 2002. At December 31, 2003, the Company’s stock portfolio had a carrying value of $3.5 billion compared with $4.2 billion at the end of 2002. The decrease was primarily due to the sale of equities in the U.K. and the impact of the strengthening of the Canadian dollar during 2003. The market value of its stock portfolio remained at $3.1 billion at the end of 2003, unchanged from the end of 2002 as the decrease in carrying value and the unfavourable currency impact due to the strengthening of the Canadian dollar against foreign currencies were offset by higher equity valuations. The Company’s equity investments held in the participating policyholders’ account accounted for 73 per cent of the Company’s total stock holding as at December 31, 2003.

The Company’s equity portfolio is diversified by country. At December 31, 2003, $802 million or 23 per cent of the Company’s equity portfolio related to Canadian issuers, $1.0 billion or 29 per cent to U.S. issuers, $1.5 billion or 43 per cent to U.K. issuers, and $152 million or five per cent to issuers from other jurisdictions. The portfolio is also well diversified by industry classification and specific issuer.

Real Estate

The Company’s real estate portfolio represented three per cent of invested assets at December 31, 2003, unchanged from the end of 2002. At December 31, 2003, 61 per cent of the portfolio was located in Canada, 27 per cent in the United States and 12 per cent in the United Kingdom. The Company’s real

Sun Life Financial Inc.	46

MANAGEMENT’S DISCUSSION AND ANALYSIS

estate portfolio had a carrying value of approximately $3.1 billion and a market value of approximately $3.3 billion at December 31, 2003, compared with $3.2 billion and $3.4 billion, respectively, at the end of 2002.

Commercial office properties are the major component of the real estate portfolio, representing approximately 50 per cent of real estate investments at December 31, 2003.

The Company actively manages its real estate portfolio, focusing on acquisitions and dispositions, leasing and the management of properties. The Company is also engaged in the real estate advisory business and management of third-party properties.

Impaired Assets

Total impaired assets, net of total specific and sectoral allowances, amounted to $333 million at December 31, 2003, compared to $457 million as at December 31, 2002. The decrease of $124 million reflects the disposal of certain impaired holdings, the impact of the additional allowances taken during the year, and the strengthening of the Canadian dollar, which was offset primarily by the addition of impaired bonds in the U.S. securitization sector. The Company’s net impaired ratio, defined as net impaired assets to total invested assets, decreased to 0.34 per cent from 0.41 per cent at the end of 2002.

The Company had allowances of $366 million against gross impaired assets of $699 million as at December 31, 2003. Impaired assets are primarily bonds related to the U.S. securitization, utilities and transportation sectors.

In addition, the Company had $2.0 billion for possible future asset defaults included in its actuarial liabilities as at December 31, 2003, compared with $1.9 billion in 2002. The increase is primarily attributable to changes in methodology, largely offset by the sale of Clarica U.S. and the strengthening of the Canadian dollar against other currencies.

The Company takes provisions for impaired bonds and mortgages. In 2003, the Company took provisions of $113 million, net of recoveries, on invested assets compared to net provisions of $365 million in 2002. The 2003 provisions were primarily related to investments in the airline and securitization sectors in both the United States and Canada. The 2002 provisions were primarily related to bond investments in the communications, airlines and energy sectors in the United States.

Deferred Net Realized Gains

Deferred net realized gains represent net gains on the sale of invested assets that have not yet been recognized in income. In accordance with Canadian generally accepted accounting methods for insurance companies, net realized gains on the sales of bonds and mortgages are deferred and amortized into future investment income on a constant yield basis over the remaining period to maturity. Net realized gains on the sale of stocks and real estate are deferred and amortized into future investment income at the quarterly rate of five per cent and three per cent, respectively, of the unamortized balance.

The Company had $3.1 billion in deferred net realized gains as at December 31, 2003, of which $2.3 billion represented net gains on invested assets backing actuarial liabilities and $0.8 billion represented net gains on invested assets backing capital. Gains on bonds and stocks collectively represented 95 per cent of total deferred net realized gains as at December 31, 2003.

Net Unrealized Gains

Net unrealized gains represent the difference between market value and carrying value of investments, which are not recorded on the Company’s balance sheet other than with respect to stocks and real estate. Carrying values for stocks and real estate are determined on a moving average market method of accounting whereby a portion of unrealized gains or losses is included in the carrying value of investments. The related changes in unrealized gains and losses are credited to or charged against income.

The Company had $5.1 billion in net unrealized gains as at December 31, 2003 compared to $4.5 billion as at December 31, 2002. The increased unrealized gains were primarily related to the Company’s stock portfolio.

Hedging Activities

The Company has entered into several derivative arrangements to hedge specific exposures.

As described on page 41, the Company hedged its exposure to annuity guarantees with long-dated put options against the S&P 500. Under the current accounting rules, these options were carried at their intrinsic value on the balance sheet with changes in this value being included in the increase in actuarial

Sun Life Financial Inc.	47

MANAGEMENT’S DISCUSSION AND ANALYSIS

reserves, offsetting the change in actuarial liabilities from equity market fluctuation of these products. In 2003, there was no impact on earnings from this hedging arrangement. Under the new accounting rules effective January 1, 2004, this arrangement will not qualify as a hedge and therefore the options will be carried at fair value with the resulting transitional gain deferred and amortized over the remaining term of the options. While the revised hedging strategy allows the Company to manage the impact of changes in equity markets over a broader range of the S&P 500 index, the Company’s earnings will be subject to more volatility because the derivatives will be carried at fair value. To address this change in the accounting rules and changes in equity market conditions, the Company revised its future hedging strategy through the use of a basket of put options to more effectively manage the impact of equity market changes over a broader range of the S&P 500 index.

Cross currency swaps are used to reduce the impact of currency fluctuations on certain investment financing activities. The accounting for these contracts is consistent with the underlying investment. Changes in exchange gains and losses on cross currency swaps hedging the investment financing activities are included in other liabilities and the currency translation account in equity, offsetting the respective exchange gains and losses arising from the conversion of the investment financing activities. The net interest income or expense on these swaps is recorded as investment income with the offset to other assets or other liabilities. The net impact of this arrangement on earnings was not material in 2003 and is not expected to have a material impact on future earnings.

Total return swaps are used to reduce the impact of changes in the fair value of the Company’s restricted share units. The total return swaps are adjusted to fair value over the vesting period of the restricted share units with changes in the fair value recorded in operating expenses to offset the changes in the fair value of the restricted share units. In 2003, the impact on earnings of this relationship was immaterial. Effective 2004, this arrangement will not qualify as a hedge under the new accounting rules and the derivative will therefore be recorded at fair value on the balance sheet. This change is not expected to have a material impact on the Company’s earnings.

Sun Life Financial Inc.	48

MANAGEMENT’S DISCUSSION AND ANALYSIS

Financial Position and Liquidity

The Company maintains a strong financial position and adequate liquidity to ensure it can meet its obligations.

Principal Sources of Funds

The primary source of funds for the Company is cash provided by operating activities, including premiums, investment management fees and net investment income. These funds are used primarily to pay policy benefits, dividends to policyholders, claims, commissions, operating expenses and interest. Cash flows generated from operating activities are generally invested to support future payment requirements, including the payment of dividends to shareholders. The Company may also raise funds from time to time through borrowing and the issue of securities to finance growth, acquisitions or other needs.

Net cash, cash equivalents and short-term securities declined by $2.2 billion in 2003 primarily because of lower net cash from operating activities of $1.2 billion and lower net cash provided by financing activities of $1.5 billion. Net cash generated from operating activities was lower than 2002 largely as a result of lower premiums and higher surrenders, in particular, in U.S. annuities. Net cash provided by financing activities was lower in 2003 primarily reflecting the impact of share repurchases of $527 million and an increase of $119 million in dividend payments. In addition, financing activities in 2002 included inflows of $799 million and $200 million, respectively, from the issuance of subordinated debentures and Sun Life ExchangEable Capital Securities (SLEECS).

At December 31, 2003, the Company maintained cash, cash equivalents and short-term securities totalling $5.0 billion. Short-term securities in 2003 included $0.8 billion, up from $0.6 billion in 2002, relating to certain derivative strategies and $0.9 billion, down from $1.2 billion in 2002, held in conjunction with bond repurchase agreements. In addition to providing for near-term funding commitments, cash, cash equivalents and short-term securities include amounts which support short-term liabilities.

The Company had a $323 million line of credit from a financial institution of which $284 million was unused. This line of credit has a term of two years.

Cash Flow

($ millions )	2003	2002	2001

Net Cash Provided by Operating Activities[1]	3,245	4,453	1,957
Net Cash Provided by (Used in) Financing Activities	(1,204)	292	908
Net Cash Provided by (Used in) Investing Activities	(2,564)	(3,216)	(2,953)
Changes due to Fluctuations in Exchange Rates	(455)	44	168

Increase (Decrease) in Cash and Cash Equivalents	(978)	1,573	80

Cash and Cash Equivalents, beginning of period	4,156	2,583	2,503

Cash and Cash Equivalents, end of period	3,178	4,156	2,583

Short-term Securities, end of period	1,794	2,996	2,226

Cash, Cash Equivalents and Short-term Securities, end of period	4,972	7,152	4,809

1	Includes net cash provided by discontinued operations.

Sun Life Financial Inc.	49

MANAGEMENT’S DISCUSSION AND ANALYSIS

Liquidity

The Company’s primary liquidity requirement is to meet operating cash outflow obligations such as the payment of claims and expenses and debt servicing, and to ensure its ability to pay shareholder dividends. The Company generally maintains a conservative liquidity position that exceeds on a consolidated basis all the liabilities payable on demand. To further strengthen its liquidity, the Company actively manages and monitors its capital levels, the asset/liability matching position, the diversification and credit quality of its investments, and its cash forecasts and actual amounts against established targets. In addition, the Company maintains standby credit facilities with a variety of banks. The agreements relating to the Company’s debt, letters of credit, and lines of credit contain covenants of the nature normally found in these types of agreements relating to solvency, credit ratings and other such matters. The Company is in material compliance with these covenants.

The Company is subject to various regulations in the jurisdictions in which it operates. The ability of the Company’s operating subsidiaries to pay dividends and transfer funds within the Company is regulated in certain jurisdictions. Transfers of funds across certain jurisdictions or among the Company’s subsidiaries require local regulatory approvals and the satisfaction of certain conditions. Through effective cash management and capital planning, the Company ensures that its subsidiary operations, as a whole and on a stand-alone basis, are properly funded and maintain adequate liquidity to meet obligations, both individually and in aggregate.

Based on the Company’s historic cash flows and current strong financial performance, management believes that the cash flow from the Company’s operating activities will continue to provide sufficient liquidity for the Company to satisfy debt service obligations and to pay other expenses.

Capital Structure

The Company’s capital consists of equity, preferred shares, SLEECS which qualify as Tier 1 capital for regulatory capital purposes, cumulative capital securities and subordinated debt. Shareholders’ equity decreased to $13.9 billion, down $924 million from the 2002 level. The decrease was primarily due to the currency translation impact of $1.4 billion resulting from the strengthening of the Canadian currency against the U.S. dollar and the British pound sterling, share repurchases of $527 million, as well as shareholder dividends of $413 million. The decrease was partially offset by the earnings during the year.

The number of Sun Life Financial Inc. common shares outstanding decreased to 600 million as at December 31, 2003, compared to 618 million as at December 31, 2002. The decrease was primarily due to the Company’s share repurchase program, which repurchased approximately 18 million common shares in 2003.

The Company has also granted stock options to certain employees and directors that may be exercised at the closing price of the common shares on the trading day preceding the grant date. During 2003 the Company stopped granting stock options to directors and therefore no stock options have been granted to directors since 2002.

As at January 31, 2004, there were 599,970,665 common shares and 15,052,890 stock options outstanding.

Sun Life Assurance Company of Canada (Sun Life Assurance), the principal operating subsidiary of the Company, had preferred shares outstanding of $155 million as at December 31, 2003. These shares were originally issued by Clarica Life Insurance Company.

Through a subsidiary of Sun Life Financial Inc., Sun Life Capital Trust, the Company has $950 million of Series A SLEECS and $200 million of Series B SLEECS outstanding. In certain limited circumstances, these securities can be converted into 40 Sun Life Assurance preferred shares per thousand dollars face amount. These preferred shares are exchangeable into Sun Life Financial Inc. common shares at a price equal to 95 per cent of the trading price at the time of exchange. The number of common shares ultimately issuable upon the conversion of the SLEECS depends on the prevailing market price of the common shares at the time of exchange and is thus not determinable until the conversion date.

The Company’s long-term debt decreased with the redemption of $165 million of its 6 5/8 per cent subordinated notes. At December 31, 2003, the Company had cumulative capital securities of $774 million, which were issued in U.S. dollars with no scheduled maturity date, $1.5 billion of subordinated debentures issued in Canadian dollars with maturities between 2013 and 2028, and subordinated notes of $228 million issued in U.S. dollars with maturities between 2007 and 2015.

Sun Life Financial Inc.	50

MANAGEMENT’S DISCUSSION AND ANALYSIS

Including the SLEECS and preferred shares as part of debt, the Company’s debt-to-total capital ratio decreased to 21 per cent as at December 31, 2003 from 22 per cent at December 31, 2002.

Shareholder Dividends

Sun Life Financial Inc. increased its quarterly shareholder dividend to $0.17 per share, up 21 per cent from $0.14 per share in 2002. Total shareholder dividends for 2003 were $0.68 per share, representing a payout ratio of approximately 27 per cent. On January 29, 2004, the Board of Directors approved an additional 24 per cent increase to $0.84 per share. Sun Life Financial Inc.’s dividend policy is reviewed periodically by the Board of Directors, and is dependent upon the Company’s earnings, financial condition and capital requirements.

Capital Adequacy

The Company has policies in place that ensure that adequate capital levels are maintained in the countries in which it has operations. In Canada, the Company has been subject to the Minimum Continuing Capital and Surplus Requirements (MCCSR) established by the Office of the Superintendent of Financial Institutions (OSFI). In September 2003, OSFI indicated that it is developing a capital regime for non-operating insurance holding companies. The guidelines are anticipated to be issued in the first quarter of 2004 and are expected to recommend that the MCCSR test no longer be applied at the consolidated insurance holding company level to assess solvency. In lieu of this measure, OSFI is expected to use leverage and servicing ratios to measure capital adequacy. Sun Life Financial Inc. has maintained strong debt-to-capital ratios and believes that it is well positioned to meet the new guidelines. Sun Life Financial Inc. also maintains a strong capital position that is well in excess of the MCCSR requirements that currently apply to it.

Total Debt-to-Capital Ratio*

It is anticipated that Sun Life Assurance will continue to be subject to MCCSR requirements. MCCSR is the ratio of available capital to required capital of a life insurance company. Under the guidelines of OSFI, insurance companies are generally expected to maintain a minimum MCCSR ratio of 150 per cent. Sun Life Assurance’s MCCSR ratio was well in excess of these guidelines as at December 31, 2003. The increase in MCCSR ratios was primarily driven by the positive effect of improving equity market conditions on capital required and the sale of Clarica U.S.

MCCSR Ratio*

Off-Balance Sheet Arrangements

The Company and its subsidiaries, in the normal course of business, are engaged in a variety of financial arrangements. The principal purposes of these arrangements are:

(i)	to earn management fees and additional spread on a matched book of business;
(ii)	to hedge and match the Company’s liabilities, and reduce risks associated with currency, interest rate and stock market fluctuations;
(iii)	to reduce financing costs.

While most of these activities are reflected on the Company’s balance sheet with respect to assets and liabilities, certain of them are either not recorded or are recorded on the Company’s balance sheet in amounts that differ from the full contract or notional amounts. The types of off-balance sheet activities the Company undertakes primarily include:

●	asset securitization
●	security lending
●	financial derivatives
●	financial reinsurance

Sun Life Financial Inc.	51

MANAGEMENT’S DISCUSSION AND ANALYSIS

▶  Asset Securitization

The Company’s asset securitization program primarily comprises mortgage-backed securities and collateralized bond obligations. The purpose of these structures is to leverage the Company’s investment expertise to source and manage assets for third party customers for which the Company is paid origination or management fees.

The Company generally uses special purpose entities (SPEs) to carry out these activities. SPEs may be organized as trusts, partnerships or corporations. In an asset securitization, the Company transfers assets to an SPE in exchange for cash. The SPE obtains the cash needed to pay for the assets it receives by issuing securities to investors. As part of the SPE arrangement, the Company may subscribe to a subordinated investment in the securities issued by the SPE. The Company is generally retained to manage the asset in the SPE on a fee-for-service basis. All of the asset securitization transactions undertaken by the Company are structured on a non-recourse basis under which the Company has no exposure to the default risks associated with the assets in the SPE, other than through any retained interest held by the Company, which is not expected to be material.

The Company’s asset securitization program, excluding MFS’ securitization activities, is summarized in the following table.

($ millions)	2003	2002

As at December 31
Balance of Securitized Assets	3,075	3,050
The Company’s Retained Interests	165	136
For the year ended December 31
Cash Flow Received on Retained Interests and Servicing Fees	26	19
Sales Proceeds from New Securitizations Including Gains Before Taxes	693	525

During 2003, the Company sold commercial mortgages with a carrying value of $623 million to a U.S. trust that subsequently issued securities backed by the commercial mortgages. In 2002, the Company sold commercial mortgages with a carrying value of $497 million to a U.S. trust which subsequently issued securities backed by the commercial mortgages. The Company was retained by both trusts to service and administer the mortgages. It also retained a subordinated investment in both issued securities. These transactions resulted in pre-tax gains of approximately $70 million and approximately $28 million, respectively. These gains are being amortized into income over time.

The Company, through MFS, manages collateralized debt obligations. The Company’s exposure in these collateralized debt obligations is limited to its equity investment and the management fee income earned. The net carrying value of the Company’s equity investment at December 31, 2003 was $4 million and the expected annual management fees are approximately $3 million.

▶  Securities Lending

The Company maintains a securities lending program through which certain securities from its investment portfolio are loaned to other institutions for short periods. The purpose of this program is to generate additional fee income. The Company conducts its program only with well-established, reputable banking institutions that carry a minimum rating of “AA”. Collateral that exceeds the market value of the loaned securities is deposited by the borrower with a lending agent, usually a securities custodian, and retained by the lending agent until the underlying security has been returned to the Company. The market value of the loaned securities is monitored on a daily basis with additional collateral obtained or refunded as the market values fluctuate. It is Company practice to obtain a guarantee from the lending agent against counterparty default, including collateral deficiency, in securities lending transactions.

The Company’s securities lending program is summarized in the following table.

($ millions)	2003	2002

As at December 31
Balance of Securities Loaned	568	1,675
Value of Collateral	642	1,884
For the Year Ended December 31
Fee Income Received	3	4

The Company’s loaned securities, which are included in invested assets, had a carrying value and market value as at December 31, 2003 of approximately $568 million and $609 million, respectively. As at December 31, 2002, the Company’s loaned securities had a carrying value and market value of approximately $1.7 billion and $1.8 billion, respectively.

Sun Life Financial Inc.	52

MANAGEMENT’S DISCUSSION AND ANALYSIS

▶  Financial Derivatives

The Company uses derivative instruments for hedging and risk management purposes or in replication strategies to reproduce permissible investments. The Company does not engage in the speculative use of derivatives. The permissible derivative instruments include swaps, financial futures, options and forward contracts to manage risks or to replicate the exposures associated with interest rate, currency and equity market fluctuations.

The Company generally enters into derivative transactions with counterparties with an “AA” rating or better. Where a counterparty’s rating is downgraded below this level, the Company has credit support arrangements in place which require additional collateral at lower thresholds.

The Company uses financial models and techniques to ensure the continuing effectiveness of its hedging strategies. The Company monitors the gaps in market sensitivities between liabilities and the supporting assets. The gap is managed within defined tolerance limits by the use of derivative instruments. From time to time, there may be little availability of assets having the appropriate characteristics to maintain the gaps within predetermined risk tolerances. Generally, a derivative transaction will be pursued if the asset purchase or sale is not considered as financially beneficial compared to an alternative transaction using permissible derivative instruments.

Changes in the fair value of derivatives entered into for hedging purposes almost completely offset either changes in the fair value of an on balance sheet item or changes in the amount of future cash flows. The details of accounting policies in respect of derivatives are described in Note 1 of the Consolidated Financial Statements.

The Company’s derivative instruments are summarized in the following table.

($ millions)	2003	2002

As at December 31
Total Notional Amount	26,163	24,858
Net Fair Value	715	130
Risk-Weighted Credit
Equivalent Amount	53	48

Derivative transactions are measured in terms of notional amounts which serve as the basis for calculating payments and are generally not actual amounts that are exchanged. The net fair value represents the unrealized gains, net of unrealized losses, of all derivative financial instruments. The risk-weighted credit equivalent amount is a measure of credit risk, weighted according to the nature of the derivative and the creditworthiness of the counter-parties. The risk-weighted credit equivalent amount is determined in accordance with guidelines provided by OSFI. Additional details regarding the Company’s derivatives, including investment income derived from both on- and off-balance sheet derivatives, can be found in Notes 8 and 9 of the Company’s Consolidated Financial Statements. Information on the Company’s derivatives reported on a U.S. GAAP basis can be found in Note 23 of the Company’s Consolidated Financial Statements.

▶  Financial Reinsurance

The Company engages in financial reinsurance to generate fee income. Financial reinsurance treaties are structured primarily to provide regulatory capital relief for U.S. insurance companies. Such relief results in the ceding company holding a lower reserve amount than would otherwise be required under accounting requirements of the National Association of Insurance Commissioners in the United States.

The Company’s financial reinsurance transactions are structured so that the risk of a loss in any one year is minimal. These reinsurance transactions are usually structured for a term of five years or less.

The Company’s financial reinsurance program is summarized in the following table.

($ millions)	2003	2002

As at December 31
Business In Force Equivalent	395	458
Risk-Weighted Amount*	1	1
For the Year Ended December 31
Fee Income Received	5	5

*	Represents the risk equivalent amount weighted according to the nature of the risk profile of each financial reinsurance treaty

Business in force equivalent is measured as the amount of capital relief that is provided by financial reinsurance. The risk-weighted amount is a measure of the underlying risk associated with financial reinsurance treaties. It represents the economic capital required to support these treaties.

Sun Life Financial Inc.	53

MANAGEMENT’S DISCUSSION AND ANALYSIS

Contractual Obligations

	Payments Due by Period

($ millions)	Total	Within 1 Year	1-3 Years	4-5 Years	Over 5 Years

Long-Term Debt	3,654	—	—	35	3,619
Operating Leases	610	120	280	46	164
Credit-Related Arrangements Contractual Commitments	1,700	1,157	543	—	—
Letters of Credit	514	514	—	—	—

Total Contractual Obligations	6,478	1,791	823	81	3,783

Commitments, Guarantees, Contingencies and Reinsurance Matters

In the normal course of business, the Company enters into leasing agreements, outsourcing arrangements, and agreements involving indemnities to third parties. The Company is also engaged in arbitration proceedings in the U.S. and U.K. with certain companies that have contracts to provide reinsurance to the Company. Details regarding the Company’s commitments, guarantees and contingencies are summarized in Note 21 of the Company’s Consolidated Financial Statements.

▶  Lease Commitments

The Company leases offices and certain equipment. These are operating leases with rents charged to operations in the year to which they relate. Total future rental payments for the remainder of these leases were $610 million as at December 31, 2003.

▶  Contractual Commitments

In the normal course of business, the Company provides credit instruments to its customers to facilitate their financial needs. These various contractual commitments are not reflected in the Consolidated Financial Statements. At December 31, 2003, there were outstanding contractual commitments of $1.7 billion. The majority of these commitments are to extend credit under commercial and residential mortgage loans.

▶  Letters of Credit

The Company issues letters of credit in the normal course of business. At December 31, 2003, letters of credit in the amount of $514 million have been issued.

▶  Outsourcing Agreements

The Company enters into long-term outsourcing contracts from time to time to allow the Company to focus on its core business and enhance customer services. The following are the material long-term outsourcing contracts.

In March 2002, the Company entered into a five year outsourcing contract with Marlborough Stirling Group, a U.K. based services provider, to outsource the administration of its closed block of U.K. individual annuity and insurance business, consisting of around 800,000 policies. The contract has subsequently been extended by two years through to 2009. The value of the main contract is estimated at approximately $315 million over its term. The future payments to Marlborough Stirling are estimated to be approximately $33 million in 2004 and $122 million for the remaining term of this contract after 2004. The outsourcing arrangement has reduced the Company’s operating costs and risks, enhanced its strategic flexibility in the U.K. market, and represents another step in the implementation of the Company’s strategic initiative to rationalize its U.K. operation.

In August 2002, the Company entered into an outsourcing contract with IBM Canada Limited (IBM), under which IBM provides a wide range of technology services to the Company over a seven-year period. The value of this contract is estimated to be approximately $250 million over its life. Beginning in 2004, this agreement was broadened in scope to include e-Messaging and mainframe services. The future payments to IBM, based on currently anticipated usage levels are estimated to be approximately $37 million a year for the remaining term of this contract.

Additional Information

Additional information relating to the Company can be found in the Company’s Consolidated Financial Statements and accompanying notes for the year ended December 31, 2003, the Company’s 2003 AIF and other documents filed with applicable securities regulators in Canada and may be accessed at www.SEDAR.com and have also been filed with the Securities and Exchange Commission in the United States.

Sun Life Financial Inc.	54